

GLOBAL ENERGY GROUP, INC.



05074897

2004 ANNUAL REPORT TO STOCKHOLDERS



GLOBAL ENERGY GROUP INC

5000 Legacy Drive, Suite 470
Plano, Texas 75024



GLOBAL ENERGY GROUP

December 15, 2005

To Our Shareholders,

2004 was a year of very significant changes for Global Energy Group, Inc. ("Global" or the "Company"). In January, Global Energy Acquisition Group, L.L.C. ("GEAG") entered into a Financing Agreement to purchase preferred stock to fund the Company. By year-end, GEAG had invested $2.2 million. In addition, as a condition to the Financing Transaction, all $2.4 million of senior secured debt was converted into preferred stock as well. New management was brought in under the Turnaround Services Agreement and the process of change was begun. Management analyzed and modified the Company's administrative, financial, operational and marketing activities to enhance the value of the Company. Global's stock price increased from its low for the year on January 2, 2004 of $0.10 to a high of $0.37 during the year and it closed on December 30, 2004 at $0.15.

Global's sales for the year 2004 increased to $421,000 or 131% from 2003. Unfortunately, the Company's net loss was $2.0 million even though this is an improvement from 2003's net loss of $2.6 million. Nonetheless, the groundwork was set to change the Company's manufacturing and distribution while at the same time in 2004 reducing general and administrative costs.

In 2005, Global changed to a new contract manufacturer which is wholly owned by the Cherokee Nation. Through this association, another entity wholly owned by the Cherokee Nation became one of the Company's distributors. In August of 2005, the Cherokee Nation became Global's 52% shareholder through a transaction in which the Company purchased its master distributor – Global Energy Distribution Group, L.L.C. With these new relationships in manufacturing, distribution and ownership, the Company looks forward to the assistance that a relationship with the Cherokee Nation can foster.

Sincerely,

/s/ John R. Bailey

John R. Bailey
Secretary

5000 Legacy Drive Suite 470 Plano Texas 75024
www.gegsolutions.com
972.943.6040 Voice
972.403.7659 Fax

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1

Form 10-KSB



☑ **Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004
or

☐ **Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from________________ to ________________ .**
Commission File No. 000-31505

Global Energy Group, Inc.

(Name of small business issuer in its charter)

Delaware	23-3020677
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5000 Legacy Drive, Suite 470, Plano, Texas 75024
(Address of principal executive offices) (Zip Code)
(972) 943-6000
(Issuer's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

State issuer's revenues for its most recent fiscal year. $420,946.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.)

As of March 30, 2005, the aggregate market value (based on the last sale price on such date) of Common Stock held by non-affiliates of the registrant was approximately $1,781,092. For purposes of this disclosure, we have considered each officer and director, and each person known to us (by means of filings with the SEC or through our stock transfer records) to own 10% or more of the outstanding Common Stock, to be an affiliate. This determination of affiliate status is not necessarily applicable for other purposes.

State the number of shares outstanding of the issuer's common equity, as of the latest practicable date: 13,870,708 shares of Common Stock, par value $.001 per share, as of March 30, 2005.

DOCUMENTS INCORPORATED BY REFERENCE:
NONE

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

GLOBAL ENERGY GROUP, INC.
Annual Report on Form 10-KSB
For the Fiscal Year Ended
December 31, 2004
TABLE OF CONTENTS

PART I.

Cautionary Statement Regarding Forward-Looking Information

Except where expressly indicated or the context otherwise requires, the "Company," "Global," "we," "our" or "us" when used in this annual report refers to Global Energy Group, Inc., a Delaware corporation, and its predecessors and consolidated subsidiaries. This Report contains forward-looking statements within the meaning of the federal securities laws, including statement using terminology such as "may," "will," "expects," "plans," "intends," "anticipates," "believes," "estimates," "potential," or "continue," or a similar negative phrase or other comparable terminology regarding beliefs, hopes, plans, expectations or intentions for the future. Forward-looking statements involve various risks and uncertainties. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain and the actual results and timing of certain events could differ materially from our current expectations. Factors that could cause or contribute to such a difference include, but are not limited to, the risks and uncertainties appearing in this Report under the caption "Risk Factors."

Item 1. Description of Business.

Overview

Global Energy Group, Inc. invents, develops and commercializes new technologies that improve the energy efficiency of existing products and processes. Our particular focus is on thermodynamics, heat transfer and heat exchange, which are important to the heating, ventilation, air conditioning, and refrigeration ("HVACR") industries. We currently hold the rights to nine U.S. patents and five U.S. patent-pending applications. Using these patents we have been able to develop products that we believe are significantly more energy efficient than those typically available. Our initial product strategy is to market a line of retrofit and new equipment products to the commercial rooftop air conditioning market in the U.S. Over the past several years we have sold our equipment for installation in a number of locations in including Georgia, Florida, Arizona, Texas and California. Some of these installations were retrofits to existing air conditioning equipment, while others were entirely new air conditioning systems. These installations have allowed us to refine our equipment design and have provided field verification that our technologies will effectively increase capacity while reducing energy consumption. Each of these initial installations resulted in energy efficiency improvements of 25% or greater (meaning that the installation of our equipment increased the cooling level achieved by at least 25% without increasing energy consumption).

Technology

Global currently holds the exclusive rights to nine U.S. patents and five patent-pending applications pursuant to a series of agreements with the inventor of the underlying technologies. Under the terms of these agreements, the Company has the exclusive right to pursue commercial development of the patented technologies. These agreements are with Mr. Thomas Hebert, an officer and a shareholder of the Company. Mr. Hebert is entitled to royalty payments from any sales of the products produced by the Company with the patented technologies. These payments began in 2004 and are tied to the dollar amount of sales by the Company of products incorporating the patented technologies. Minimum royalties under the Company's patent agreements as in effect on the date of this Report do not begin until 2006 and are eliminated if the Company manufactures and sells the required number of products each year. Total minimum royalties of approximately $20,000 will be due in 2006 if such required sales are not met. These minimum royalties increase each year thereafter until reaching a maximum of $700,000 in the years 2012 through 2017. These royalties are included in the costs of our products. No royalty payments are required after the underlying patents expire. In addition to making royalty payments, the Company must use reasonable efforts to generate income on each patent. Failure to comply with a patent assignment or license agreement could result in the loss of the Company's exclusive right to manufacture and sell products incorporating the patented technology. Many of these patents are essential to the Company's business plan, and loss of the rights to exploit these patents would seriously jeopardize the Company's existence. Each of the patents expire at various times in 2018 through 2024. A brief summary of each patent follows:

U.S. Patent No	Description of Patent
5,970,728	Utilization of multiple staged common circuit compressors to provide for higher heat output from a heat pump at low outside ambient conditions. Heat output is maintained, or even increased, as outside temperatures fall.
6,070,423	A system to provide first, liquid refrigerant subcooling by means of evaporative cooling utilizing the condensate water, and second, a system for providing hot gas discharge refrigerant precooling by means of evaporative cooling. Both combining to give greater capacity without requiring an increase in input power, and even possibly decreasing the required input power.
6,116,048	An evaporator design that provides counterflow temperature conditions to the direction of air flow by sectionalizing the various temperature gradients found in evaporators and arranging the sections to provide a temperature gradient that places the warmest section in front of colder and subsequently colder sections. Provides for optimized heat exchange as well as improved dehumidification.
6,167,715 B1	A direct refrigerant to ground (geothermal) heat exchange system for subcooling and desuperheating (or postheating in the heat mode of a heat pump) the refrigerant of an air-cooled air conditioner, refrigeration system or heat pump. No secondary fluid or pumping system required. Provides near full geothermal system efficiency.
6,237,359 B1	Provides liquid refrigerant subcooling by utilizing the cold harvest water and/or meltwater discharging from the ice machine to increase ice production capacity of the ice machine.

U.S. Patent No	Description of Patent
6,442,903 B1	The structural construction methodology for a greenhouse inflatable insulative covering to be used to reduce heat losses and overheating of greenhouses.
6,460,358	A heat exchanger that reduces an evaporator's flash gas loss region and reduces the superheat region, allowing for improved heat exchange by the evaporator itself, thereby allowing for increased refrigeration mass flow and therefore increased system refrigeration capacity.
6,820,420 B2	A solar-based power generating system including an electrical alternator or generator for generating electrical power in which the alternator or generator is driven by a refrigerant circulating through a closed loop heat transfer system including an evaporator exposed to solar energy and a condenser disposed within a large heat sink such as a body of water.
6,875,285 B2	A system to provide liquid refrigerant subcooling by means of evaporative cooling utilizing the condensate water, and secondly a system for providing hot gas discharge refrigerant precooling by means of evaporative cooling. Finally, a combination subheater/precooler system where the cold dry building exhaust air is used to evaporatively subcool the liquid refrigerant and then used to conductively cool the hot gas refrigerant. All combine to give greater capacity without requiring an increase in input power and even possibly decreasing the required input power.

The patents described above apply only in the United States. The Company has applied for and, in some cases, been granted patent protection on select technologies in foreign countries.

Products

To date, the Company has completed development of four products, two of which have been commercialized. Currently, our principal products are our EER+ and Inventor Series 1400 units, which we expect to be the primary sources of our sales revenues during 2005. The EER+ is a retrofit unit, designed to be added to existing air conditioning units to boost their performance very cost effectively. The Inventor Series 1400 is a complete unitary packaged air conditioning unit, with our patented technologies incorporated into it. Both of these products utilize generally wasted condensate water and exhaust air produced by all standard air conditioning systems to provide increased capacity and to reduce power consumption. Current plans call for the Company to offer both the EER+ product and the Inventor Series 1400 units in several cooling sizes ranging from 3 to 100 tons. Typically, a commercial building installation requires a ton of air conditioning for every 300-400 square feet. Large buildings would utilize multiple units.

Our testing of these products has consistently produced improvements in energy efficiency of at least 25% compared to typical other new equipment. If our products replace a customer's older, worn equipment, we believe the efficiency gains would likely be much higher than 25%. This efficiency improvement reduces energy consumption for air conditioning while maintaining the same cooling level. A sample Inventor Series 1400 unit was certified in May 2002 by the Air Conditioning and Refrigeration Institute ("ARI"), the independent industry group which certifies the energy efficiency ratings of air conditioning units. The Company's 7.5-ton unit was rated 13.5 EER. Energy Efficiency Ratio, or EER, is a term generally used to define the cooling efficiency of unitary air-conditioning and heat pump systems. EER is defined as the ratio of net cooling capacity (measured by the amount of heat removed in Btu/h) to the total input rate of electric energy applied (measured in watt hours). This efficiency term typically includes the energy requirement of auxiliary systems, such as the indoor and outdoor fans. The higher the EER the more efficient is the system. For products currently marketed in the commercial market, EER currently ranges generally from 9 to 11.5 according to information obtained from ARI.

We are currently developing additional products that target the residential and commercial markets, and in the future we plan to expand our product line to include more energy-efficient heat pumps, ice machines and water heaters. However, there is no assurance that we will complete the development or introduction of any new products, and the timing of the introduction of any additional products is not certain.

Research and Development

The Company spent $87,000 on research and development in 2004, as compared to $36,000 in 2003. These expenses were undertaken to improve existing products as well as to introduce new products and technologies. Much of the increase in research and development spending of the Company was due to a shift from earlier stage research and development to the commercialization stage.

Competition and Markets

The Company competes in sale of unitary air conditioning and heat pump equipment in the new construction and replacement markets. While Global's products will work in many countries around the world, the United States market is currently the Company's primary focus. According to ARI, approximately 7.4 million and 6.8 million unitary air conditioning units and air-cooled heat pumps were sold in the United States in 2004 and 2003. Additionally, between 60 million and 70 million air conditioning units and heat pumps were in service in the United States in 2003 according to ARI. There are numerous manufacturers of such equipment, and the Company competes with all other manufacturers of HVACR equipment. Almost all of these companies are more established and many are substantially larger than Global and have greater resources. Economies of scale are important in reducing unit production costs, and we are currently at a disadvantage in this area due to our lack of sales volume.

While actual pricing will vary based on market conditions and other factors, the Company anticipates that its units generally will be priced higher than competitors' products. For Global to be successful, our products must have a higher value to our customers. Specifically, we believe that the higher price of the product initially must be more than offset by the lower operating expenses the customer incurs while the equipment is in use.

We provide a warranty on our products covering parts for a period of one year from the date of operation. Compressors are warranted for an additional four years. Global has not incurred material warranty costs to date.

Production

Prior to 2004, Global produced all EER+ units at their facility in Odessa, Florida. During 2004 Matthews Industries Inc. manufactured EER+ units for Global. Recently the Company has executed a Contract Manufacturing Agreement with Cherokee Nation

Industries, Inc. ("CNI"), a tribal owned Oklahoma corporation located in Stilwell, Oklahoma. CNI is responsible for all purchasing, manufacturing, assembly, packaging, warehousing and shipping. Global believes that CNI has the production capacity and ability available to meet the planned needs of the Company for the foreseeable future.

The Inventor Series 1400 units are considerably more complex and more expensive to build than the EER+ units. Global has arranged to have CNI manufacture and assemble these units. Global believes that CNI has the production capacity and the ability available to meet the planned needs of the Company for the foreseeable future.

In the future, the Company expects to continue to produce its products under its agreement with CNI. The Company may seek additional arrangements with other contract manufacturers, which Global believes to be readily available. Global believes that all materials and components for the Company's products are readily available from vendors who sell to the HVAC/R industry generally.

Distribution and Customers

In connection with loans made to the Company described below under the heading "2004 Financing Transaction," Global Energy Acquisition Group, L.L.C. ("GEAG") required that the Company enter into a product distribution agreement with Global Energy Distribution Group, L.L.C. ("GEDG"), an affiliate of GEAG. Under this agreement, GEDG holds exclusive product distribution rights (and, under certain circumstances, manufacturing rights).

In 2000, Global entered into discussions with Mr. Rudolph Hiensch regarding the sale and distribution of its products in Europe. The transaction relating to the distribution of the Company's products in Europe is the subject of a dispute among the Company and Mr. Hiensch. Mr. Hiensch formed a company, GEER B.V. Relying upon a two-page document executed by the parties very early in the discussion period, GEER, B.V. claims that it has the right to sell Global technology within Europe. This document is now the source of the dispute. GEER, B.V. is selling products, which it manufactures, that contain Global's proprietary technology. The Company has notified Hiensch that this is a violation of the Company's patents. The parties are in discussions to resolve this matter.

Over the last several years, our major customers have been energy service companies ("ESCO's"), large direct customers and independent sales representatives. Currently, all sales efforts are through GEDG in compliance with our exclusive distribution agreement. The products that have been sold and installed over the past few years have primarily been sold to customers seeking to reduce their overall energy consumption. To combat our lack of resources and brand identity, our marketing and sales strategy focuses on utilizing GEDG's relationship with ESCO's, direct customers and independent sales representatives to establish a customer base.

Environmental Matters

Our operations are subject to evolving and often increasingly stringent federal, state, local and international laws and regulations concerning the environment. Environmental laws that affect or could affect the Company's domestic operations include, among others: the Clean

Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and any regulations promulgated under these acts and various other federal, state and local laws and regulations governing environmental matters. The Company believes it is in compliance in all material respects with all existing environmental laws and regulations.

In the past decade, there has been increasing regulatory and political pressure to phase out the use of certain ozone depleting substances, including halons, chlorofluorocarbons ("CFCs"), and hydrochlorofluorocarbons ("HCFCs"), some of which are utilized in air conditioning and refrigeration equipment. Like most of its competitors, the Company's products utilize HCFCs as refrigerants. Federal and international law currently caps production of HCFCs at 1996 levels and contemplates a complete phase-out of HCFC production by 2030. The Company does not believe the current phase out schedule for HCFCs will have a material adverse effect on its financial position or results of operations. The Company believes that there will likely be continued pressure by the international environmental community for the United States and other countries to accelerate the HCFC phase out schedule. However, the Company's products are being designed to utilize the next generation of refrigerants without substantial modification, and the Company believes it is well positioned to react to any changes in the regulatory landscape for HCFCs.

Employees

The Company currently employs 3 full-time and 2 part-time employees. It is anticipated that additional personnel will be required if the Company expands its operations.

Corporate Information

The Company's principal corporate office is at 5000 Legacy Drive, Suite 470, Plano, Texas, and the Company's telephone number at that office is (972) 943-6000.

2001 Restructuring

Global Energy & Environmental Research, Inc. ("GEER"), a Florida corporation and the original operator of our business, was organized in 1998. In October 1999, an individual not related to GEER formed 1stopsale.com Holdings, Inc., a Delaware corporation, which conducted an initial public offering in 2000. Although 1stopsale.com Holdings, Inc. originally was intended to operate an Internet-oriented retail business, it never began that operation.

In October 2001, GEER and 1stopsale.com entered into a Securities Exchange Agreement. Pursuant to that agreement, (i) shares of 1stopsale.com Holdings, Inc. were issued in exchange for all outstanding shares of GEER, making GEER a wholly owned subsidiary of 1stopsale.com Holdings, Inc., (ii) 1stopsale.com Holdings, Inc. assumed the business operations of GEER, keeping GEER as a subsidiary, and (iii) 1stopsale.com Holdings, Inc. changed its name to "Global Energy Group, Inc. ," its current name, thereby becoming the Company. This transaction (the "2001 Restructuring") resulted in the previous owners of GEER giving up their ownership of GEER, which then became a subsidiary of 1stopsale.com Holdings, Inc. In exchange, those individuals gained control of 1stopsale.com Holdings, Inc., which then became the Company.

From a corporate law standpoint, 1stopsale.com Holdings, Inc. (now known as Global Energy Group, Inc.) acquired all the outstanding common stock of GEER. However, from an accounting perspective, the 2001 Restructuring is treated as a "reverse merger," or as if GEER acquired 1stopsale.com Holdings, Inc. Also as part of the 2001 Restructuring, the Company effectuated a 1-for-20 reverse stock split which changed the par value of its common stock and the number of authorized shares to 50,000,000 shares of $.001 par value per share common stock. In the 2001 Restructuring, 9,375,000 shares of common stock were issued to the former GEER stockholders in exchange for their GEER common stock. Although GEER is now a subsidiary of the Company, prior to October 2001 there was no affiliation between GEER and the Company.

2004 Financing Transaction

On January 30, 2004, upon the approval of Global's board of directors, Global completed a financing transaction (the "Financing Transaction"), which is described in greater detail in the following sections of this Report. On January 30, 2004, the closing price of the Company's common stock was $0.12 per share. Under the Financing Transaction, Global carried out the following actions:

- The creation of two new series of preferred stock, referred to as Series A Preferred Stock and Series B Preferred Stock.
- The issuance of, or the agreement to issue, up to 2.5 million shares of Series B Preferred Stock at a price of $1.00 per share:
    - approximately 563,000 shares of Series B Preferred Stock were issued on January 30, 2004 at a price of $1.00 per share. These shares were issued to GEAG in exchange for promissory notes previously issued to GEAG for bridge loan financing provided by GEAG in the latter part of 2003 and early 2004. For each dollar of principal owed under such notes, GEAG also received at the closing of the Financing Transaction warrants to purchase 2 additional shares of the Company's common stock at a price of $0.10 per share. Prior to the Financing Transaction, the Company had issued to GEAG warrants to purchase 8 shares of the Company's common stock at a price of $0.10 per share for each dollar loaned to the Company by GEAG under these bridge loans.
    - between February 1, 2004 and March 31, 2005, approximately 1,937,000 shares of Series B Preferred Stock have been issued in exchange for cash invested in the Company by GEAG. For each dollar of cash invested in Series B Preferred Stock, GEAG received warrants to purchase 10 shares of the Company's common stock at a price of $0.10 per share. The date the Series B Holders delivered cash for the securities, together with the closing price of the Company's common stock on each such date, are as follows:

Date	Closing Price
April 7, 2004	$ 0.25
May 4, 2004	0.31
June 16, 2004	0.20
June 30, 2004	0.19
July 27, 2004	0.15
August 10, 2004	0.13
August 19, 2004	0.17
August 25, 2004	0.27
September 3, 2004	0.20
September 10, 2004	0.15
September 22, 2004	0.21
September 30, 2004	0.31
October 4, 2004	0.20
October 22, 2004	0.20
October 29, 2004	0.16
November 17, 2004	0.20
December 2, 2004	0.19
December 16, 2004	0.19
December 17, 2004	0.19
December 30, 2004	0.15
January 24, 2005	0.14
January 26, 2005	0.14
February 23, 2005	0.12
February 24, 2005	0.12
March 4, 2005	0.13
March 14, 2005	0.12
March 24, 2005	0.13
March 31, 2005	0.13

- The agreement to issue, for cash, of up to 2,000,000 shares of Series B Preferred Stock at a price of $1.00 per share, at the option of GEAG. These shares, if issued, will be issued in exchange for cash to be invested in the Company by GEAG at any time prior to September 15, 2008. For each dollar of cash invested in Series B Preferred Stock, GEAG also will receive warrants to purchase 10 shares of the Company's common stock at a price of $0.10 per share.

- The issuance on January 30, 2004, in exchange for amounts payable by the Company, of 2.45 million shares of Series A Preferred Stock at a price of $1.00 per share. These shares were issued to several creditors of the Company in satisfaction of promissory notes and, in some instances, unpaid salary payable by the Company to those creditors of the Company, as well as warrants for the Company's common stock held by those creditors. For each dollar owing by the Company such creditors also received on January 30, 2004 warrants to purchase 10 shares of the Company's common stock at a price of $0.30 per share.

- The entering into a Turnaround Services Agreement with Turnaround Specialists, L.L.C., for the purpose of helping to establish and implement operational, financial, marketing and other policies and procedures. The Company agreed to pay Turnaround Specialists $45,000 per month during the term of the agreement, and Global delivered to Turnaround Specialists on January 30, 2004 a warrant to purchase up to 700,000 shares of the Company's common stock for $0.10 per share. Turnaround Specialists is owned by Carlos J. Coe and John R. Bailey. On May 5, 2005, Mr. Coe resigned his positions with the Company and Turnaround Specialists, L.L.C. entered into an agreement to terminate the Turnaround Service Agreement in return for the issuance to Turnaround Specialists, L.L.C. of a warrant to purchase 1,000,000 shares of the Company's common stock for $0.08 per share.

Background

In 2003 and the early part of 2004, the Company was in an extremely tight cash situation. All funds previously advanced to or borrowed by the Company already had been used or committed to pay corporate expenses and to make payments to vendors. The Company was unable to pay compensation and other amounts owed to its senior management, and during this period Joseph Richardson (former President, Chief Executive Officer and director) and Peter Toomey (former Executive Vice President, Chief Financial Officer and director) resigned their positions to pursue other opportunities. Without the Financing Transaction the Company would not have been able to continue operations unless additional financing was obtained in the immediate future. In connection with its loans to the Company, GEAG required that Carlos J. Coe be appointed as a director and as Chief Executive Officer of the Company and that John R. Bailey be appointed as a director and as Chief Financial Officer of the Company, taking the places of Mr. Richardson and Mr. Toomey. Until May 5, 2005, Mr. Coe served as a director and as the Company's Chief Executive Officer. Mr. Bailey serves as a director and as the Company's President, Chief Financial Officer, Chief Operating Officer and Secretary, as well as interim Chief Executive Officer. The Company's board of directors is currently comprised of Mr. Bailey, as well as David E. Webb, Henry M. Burkhalter and Steven W. Fox.

In connection with its loans to the Company, GEAG also required that the Company enter into a product distribution arrangement with Global Energy Distribution Group, L.L.C., an affiliate of GEAG, which is described further above under the heading "Distribution."

Series B Purchase Agreement

GEAG's investment obligation is set forth in the Series B Purchase Agreement, the material terms of which are as follows:

Amount Of Investment. In the first eighteen months after the closing of the Financing Transaction GEAG must purchase at least 2.5 million shares of Series B Preferred Stock in amounts that correspond to the ongoing operational expenses of Global during that period of time. A portion of these shares were issued in satisfaction of 90-day bridge notes to the Company outstanding before the completion of the Financing Transaction. The remaining shares have been purchased for cash. In addition, GEAG has the option to invest an additional $2.0 million, at its discretion, at any time on or before September 15, 2008. Through May 6, 2005, 2.5 million shares of Series B Preferred Stock and warrants for 25 million shares of common stock have been issued to GEAG.

Series B Warrants. As additional consideration and as an inducement to make its investment in the Company, stock purchase warrants ("Series B Warrants") have been issued to GEAG in connection with issuing the Series B Preferred Stock. The Series B Warrants give GEAG the right to purchase shares of common stock at $0.10 per share and are exercisable for seven years from the date of issuance. The Series B Warrants cover ten shares of common stock for each share of Series B Preferred Stock issued for cash and two shares of common stock for each share of Series B Preferred Stock issued in exchange for outstanding 90-day bridge notes of the Company (warrants were issued only with respect to the principal portion of such notes and not the interest portion). Prior to the Financing Transaction, the Company had issued to GEAG warrants to purchase 8 shares of the Company's common stock at a price of $0.10 per share for each dollar loaned to the Company by GEAG under these bridge loans.

Use Of Proceeds. GEAG's investment has been applied to ongoing financial obligations, including obligations owed under the Turnaround Services Agreement prior to its termination.

Limit On GEAG's Obligation. GEAG will be relieved of its investment obligation at GEAG's discretion if the Company breaches its obligations under the Series B Purchase Agreement or suffers a material adverse change.

Distribution Arrangements

In connection with its loans to the Company, GEAG also required that the Company enter into a product distribution arrangement with Global Energy Distribution Group, L.L.C., an affiliate of GEAG, which is described further above under the heading "Distribution and Customers."

Turnaround Services Arrangement

As a condition to its entering into the Financing Transaction, GEAG required that the Company enter into a Turnaround Services Agreement with Turnaround Specialists, L.L.C ("Turnaround Specialists"). Turnaround Specialists was brought in to help to establish and implement operational, financial, marketing and other policies and procedures. Mr. Coe and Mr. Bailey own and are employed by Turnaround Specialists, which provides the services of those individuals to the Company. Until his resignation on May 5, 2005, Mr. Coe served as the Company's Chief Executive Officer. Currently, Mr. Bailey serves as the Company's President, Chief Financial Officer, Chief Operating Officer and Secretary, as well as interim Chief Executive Officer. Those individuals are compensated only by Turnaround Specialists. They have not received compensation for their services directly from the Company, except that prior to his resignation Mr. Coe participated in, and Mr. Bailey continues to participate in, the Company's employee benefit plans. They are not expected to receive any such compensation unless the Company agrees otherwise.

Under the Turnaround Services Agreement, the Company paid Turnaround Specialists $45,000 per month. The Company also delivered to Turnaround Specialists on January 30, 2004 a warrant to purchase up to 700,000 shares of the Company's common stock for $0.10 per share. For services rendered prior to the effectiveness of the Turnaround Services Agreement, the Company paid Turnaround Specialists $100,000, plus $45,000 per month (prorated for partial months) from December 1, 2003 through January 30, 2004. On May 5, 2005, the Turnaround Services Agreement was terminated and a warrant to purchase 1,000,000 shares of the Company's common stock for $0.08 per share was issued to Turnaround Specialists in full settlement of such termination.

Series A Purchase Agreements

As a condition to its entering into the Financing Transaction, GEAG required that the Company's four principal creditors at the time (other than GEAG) exchange amounts payable to them (totaling approximately $2.45 million), as well as warrants to purchase up to 5.4 million shares of the Company's common stock, for shares of Series A Preferred Stock. The terms of the transactions with these persons (referred to as the "Series A Holders") are set forth in four separate documents, each referred to as a Series A Purchase Agreement, the material terms of which are as follows:

The Series A Holders. Amounts owed to the Series A Holders were secured by a pledge of the Company's assets. The Series A Holders and the amounts that were owed to them (as well as the warrants held by them) before the closing of the Financing

Transaction are as follows:

- Quest Capital Alliance, L.L.C., a Missouri limited liability company, was owed approximately $571,000 by the Company and held warrants to purchase 2.1 million shares of the Company's common stock. Steven W. Fox, who has been appointed to the Company's Board of Directors, is General Manager and a Principal of Quest. Accordingly, every action or transaction that benefits Quest directly or indirectly benefits Mr. Fox.
- Robert Smith, an individual, was owed approximately $1.3 million by the Company and held warrants to purchase 2.1 million shares of the Company's common stock.
- Joseph H. Richardson, an individual who is a former director and former officer of the Company, was owed approximately $324,000 by the Company for compensation and reimbursements not yet paid and held warrants to purchase 679,000 shares of the Company's common stock.
- Peter E. Toomey, an individual who is a former director and former officer of the Company, was owed approximately $255,000 by the Company for compensation and reimbursements not yet paid and held warrants to purchase 500,000 shares of the Company's common stock.

Investment in Series A Preferred Stock. The amounts (including both principal and interest) and the warrants referred to above were exchanged for shares of Series A Preferred Stock at a purchase price of one share of Series A Preferred Stock for every $1.00 owing by the Company to such person.

Series A Warrants. As additional consideration and as an inducement to the Series A Holders for Series A Preferred Stock, stock purchase warrants ("Series A Warrants") were issued to the Series A Holders in connection with issuing the Series A Preferred Stock. The Series A Warrants give the Series A Holders the right to purchase shares of the Company's common stock at $0.30 per share and are exercisable for seven years from the date of issuance. The Series A Warrants cover ten shares of common stock for each dollar owed (including both principal and interest) by Global to such person before at the time the debt was exchanged for Preferred Stock.

Voting Trust Agreement. The Series A Holders, the Company and GEAG have entered into a Voting Trust Agreement that, subject to certain exceptions, grants all voting rights in the Series A Preferred Stock to GEAG. Accordingly, GEAG as the trustee of the voting trust has the right to determine how the shares of Series A Preferred Stock will be voted in elections for directors and other matters brought before a vote of stockholders. The Series A Holders retain the right to direct the voting of the Series A Preferred Stock in certain matters, including in particular any change in the rights of holders of Series A Preferred Stock, any incurrence of additional indebtedness by the Company, and any authorization of any additional class or series of capital stock or any increase in the authorized capital of the Company. The Voting Trust Agreement terminates upon the consent by all the parties to terminate or at the time as there are no shares of Series A Preferred Stock subject to the Voting Trust Agreement.

Transfer Restrictions. The Series A Purchase Agreements generally prohibit any transfer of the Series A Preferred Stock for a period of three years.

Terms of the Preferred Stock

The terms of the Series A Preferred Stock and the Series B Preferred Stock were established under two Certificates of Designation which were filed with the Delaware Secretary of State and, upon filing, became part of the Company's Certificate of Incorporation. The material terms of the Series A Preferred Stock and the Series B Preferred Stock (both series together being referred to as the "Preferred Stock") are described below. Except as otherwise indicated, the terms of both series of Preferred Stock are substantially identical.

Voting. The Preferred Stock is entitled to 10 votes per share.

Dividends. The Preferred Stock accrues dividends quarterly at 6% per annum, calculated on a 360 day per year basis. Dividends accrue and become an obligation of the Company each quarter, regardless of whether declared and regardless of whether the Company has funds available to pay such dividends. Dividends are not to be paid except to the extent the Company has funds legally available for such purpose, and any accrued dividends remain an obligation of the Company until paid.

Mandatory Redemption. The Company is required to redeem all shares of Preferred Stock during the three years following issuance of the shares. One-third of the shares will be called for redemption on each of the first three anniversary dates of issuance. The redemption price will be the original investment amount plus all accrued but unpaid dividends. In its discretion, the Company may accelerate redemption of the shares. If the Company and the holders of the shares agree, redemption may be deferred. In any event, shares may not be redeemed except to the extent the Company has funds legally available for such purpose. The Company is currently in discussions with the holders of the share regarding the appropriate steps that need to be taken regarding the redemption.

Liquidation And Dividend Preference. The Preferred Stock is entitled to a liquidation preference, prior to any payment or distribution with respect to common stock, equal to the amount originally paid for the Preferred Stock plus accrued dividends. No dividends may be paid on the common stock if there are any accrued but unpaid dividends on the Preferred Stock, and no amount may be distributed with respect to common stock in connection with a liquidation of Global until the Preferred Stock liquidation preference is paid.

Rank. The Preferred Stock ranks senior to the common stock, and the Series B Preferred Stock ranks senior to the Series A Preferred Stock as to liquidation preference and dividends.

Voting Control by GEAG

As a result of the Financing Transaction, GEAG controls a majority of the Company's outstanding voting power on all but a limited number of matters. Consequently, GEAG has the power to select all of the Company's directors. The board of directors has the power to, among other matters, to (i) authorize the Company to enter into, modify and/or perform any agreement, (ii) authorize the issuance of additional shares of the Company's capital stock, subject to applicable law and their duties to the Company, to such persons and on such terms as they deem appropriate, and (iii) amend the Company's bylaws.

Also as a result of the issuance of shares of preferred stock under the terms of the Financing Transaction, the holders of the Company's common stock are subject to the rights of the holders of the Company's preferred stock as described above. Additionally, assuming the exercise of the warrants delivered under the Financing Transaction, the relative ownership of the Company's common stock of each stockholder except for the Series A Holders has been substantially diluted. Prior to the Financing Transaction, Neal S. Stubbs, Eugene Cornett, Richard E. Wiles, Quest Capital Alliance, L.L.C. and Thomas H. Hebert each beneficially owned more than ten percent of the outstanding shares of the Company's common stock.

Interests of Directors And Officers in the Financing Transaction

A majority of the ownership of GEAG also constitutes a majority of the ownership of GEDG. Every action or transaction that benefits GEAG and/or its owners will directly or indirectly benefit GEDG and/or its owners, and vice versa. Two members of the Company's board of directors, David E. Webb and Henry M. Burkhalter, are owners and controlling persons of GEAG and GEDG. Quest Capital and Robert Smith have purchased an aggregate 8% interest in GEDG.

As a condition to the Financing Transaction, the Company entered into the Turnaround Services Agreement with Turnaround Specialists, as described above. Turnaround Specialists is owned by Carlos J. Coe and John R. Bailey. All compensation and other consideration paid by the Company to Turnaround Specialists will directly benefit Messrs. Coe and Bailey, who together own 100% of Turnaround Specialists. Mr. Coe and Mr. Bailey do not have any interest in, and are not otherwise affiliated with, GEAG or GEDG. In 2004, the Company paid Turnaround Specialists, L.L.C. $540,000 for services under the Turnaround Services Agreement. On May 5, 2005, the Turnaround Services Agreement was terminated.

The Financing Transaction enabled the Company to pay amounts owed to the Series A Holders. Without the financing to be provided by GEAG the Company would have been unable to pay the indebtedness owed to Series A Holders. But for the Financing Transaction, the Series A Holders might have received little if any of the amounts owed them by the Company.

Recent Developments

On May 5, 2005, the Company and Turnaround Specialists agreed to terminate the Turnaround Services Agreement in exchange for the issuance to Turnaround Specialists of a warrant to purchase 1,000,000 shares of the Company's common stock for $0.08 per share. The issuance of the warrant to Turnaround Specialists was made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Turnaround Specialists is an accredited investor and has access to registration-type information, and no public offering of the warrant was made. Simultaneously with the termination of the Turnaround Services Agreement, Mr. Coe resigned his positions as Chief Executive Officer and director of the Company. Mr. Bailey was appointed to serve as the Company's interim Chief Executive Officer until the Board of Directors of the Company elects a replacement for Mr. Coe.

Risk Factors

An investment in our common stock is speculative and involves a substantial degree of risk. Investors should carefully consider, along with other information in this Report, the following considerations and risks in evaluating an investment in our common stock. You should not purchase any common stock unless you can afford to lose your entire investment.

We have accumulated a deficit and anticipate future losses, and we may be unable to continue as a going concern.

From inception through December 31, 2004, our revenues have been sporadic and as of December 31, 2004 we had an accumulated deficit of $10.7 million. Many of our products are in the early stages of commercialization, while others are still under development. The products scheduled for manufacturing and distribution will require significant production, sales and marketing expenditures that, together with projected general and administrative expenses along with continuing expenses to develop and patent additional technologies, will cause anticipated additional operating losses for the near future. We cannot predict when we will become profitable. If we cannot achieve profitability, we will be unable to continue as a going concern and investors in our common stock will likely lose their entire investment.

Our performance may prevent Global from obtaining additional capital.

As a result of our continuing losses and our low market price of our common stock, we believe that it will be very difficult, if not impossible, for Global to raise additional capital in the future. If Global cannot raise new funds, Global may exhaust its cash resources and be unable to continue in business.

We are a small company with limited resources compared to some of our current and potential competitors.

The markets in which we offer our products are competitive. Many of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition and a larger customer base than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have established supplier relationships with our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing products from us or to persuade them to replace our products with their products. Increased competition could decrease our prices, reduce our sales, lower our margins, or decrease our market share. These and other competitive pressures could result in a material adverse effect on our business, operating results and financial condition.

We have limited experience in marketing and selling our products and our marketing strategy is untested.

We are now marketing our two primary products to the commercial unitary air conditioning market. Our initial sales strategy relied on selling our products through a limited number of distributors or ESCO's. Currently, in compliance with the 2004 Financing Transaction, we distribute our products exclusively through GEDG. We expect that our products will be marketed to the federal government and various state and local governments, as these customers have historically been willing to pay more upfront for products that will save energy. These government entities' priorities may change, their funding may be insufficient to allow them to purchase our products, they may defer their plans to purchase products, or they may discontinue buying appliances that reduce their energy consumption. Our planned marketing strategy is untested and we do not know whether it will be successful. If we are unable to market and sell our products in commercial quantities we may not be able to generate sufficient revenue to survive.

While actual pricing will vary based on market conditions and other factors, we anticipate that our products generally will be priced higher than competitors' products. We typically will be unable to sell our products at higher prices than our competitors unless our customers consider our higher prices to be more than offset by the increased operational efficiency and lower operating expenses of our equipment when compared to the products available from other manufacturers. Customers may be unwilling to pay the established prices for our products if our equipment does not achieve such operational efficiencies or lower operating expenses, if we do not effectively communicate such factors to customers, or for other reasons. If we are unable to market and sell our products in commercial quantities we may not be able to generate sufficient revenue to survive.

We have a limited product line and our future success depends on our ability to develop technologies and products to meet the needs of our current and future customers.

Global currently depends entirely on the sales of a limited product line to generate revenues. Global may develop other products in the future that may or may not be similar to our current products. Global cannot provide assurance that our current or future products will prove to be commercially viable. Our success depends on our ability to develop leading technologies, enhance our existing products and develop and introduce new products. In particular, our technologies products must meet the needs of our current and prospective customers. They also must continue to meet the demands of technological advances and emerging industry standards and practices on a timely and cost-effective basis. Future technology advances may not complement or be compatible with our products. In addition, we may be unable to economically and timely incorporate technology changes and advances into our business. We may be unsuccessful in effectively using new technologies, adapting our products to emerging industry standards or developing, introducing and marketing product enhancements or new products. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of these products. If we are unable to develop and commercialize products or enhance existing products on a timely and cost-effective basis or if new products do not achieve market acceptance, it could have a material adverse effect on our business, operating results and financial condition.

Loss of our arrangements with key customers and suppliers could adversely affect our business.

Our business is dependent on our arrangement with our exclusive distributor, GEDG, and its relationship with key customers. We also rely on third parties to manufacture our products and to provide certain other services to continue our operations. If we are unable to renew, extend or enter into contracts with these or additional third parties on favorable terms, it could have a material adverse effect on our business, operating results and financial condition.

If we are unable to protect our intellectual property, we may be unable to compete.

Our products rely on our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. Patent and trade secret laws and other restrictions on disclosure and use of our intellectual property rights may not prevent unauthorized parties from copying or otherwise obtaining and using our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries some sources of dispute already exist (as described above in this Item 1) and where applicable laws may not protect our proprietary rights as fully as in the United States and our limited financial resources may prevent us from exercising any of our rights. In addition, the measures we undertake may not be sufficient to adequately protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to those of our products. Our inability to protect our proprietary technology could have a material adverse effect on our business, operating results and financial condition.

Our patent rights are subject to royalty fees and to the risk of loss.

Our products incorporate the proprietary technology covered by the Company's patents, which were assigned and/or licensed to the Company by the inventor of the underlying technology. Information regarding those arrangements is set forth under "Technology" above in this Item 1. The Company is required to make royalty payments to the inventor with respect to sales of products incorporating the patented technology, and also to actively commercialize the technology. If the Company fails to pay the required royalties or fails to use reasonable efforts to generate income on products covered by a patent, the inventor has the right to terminate the related agreement. Minimum royalties under the Company's patent agreements as in effect on the date of this Report do not begin until 2006 and are eliminated if the Company manufactures and sells the required number of products each year. The Company also has a note payable to TRDA under which the company repays TRDA based on the level of sales of certain products, and TRDA has a priority claim to proceeds from the sale of certain of the company's products. Loss of the rights to use these patents and technology could have a material adverse effect on our business, operating results and financial condition.

Our efforts to protect our intellectual property may involve us in costly and lengthy litigation than could seriously harm our business.

We may become involved in litigation in the future to protect our intellectual property or defend allegations of infringement asserted by others. Legal proceedings could subject us to significant liability for damages or invalidate our intellectual property rights. Any litigation, regardless of its outcome, would likely be time consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to take specific actions, including:

- cease selling our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all; or
- redesign those products that use infringing intellectual property or cease to use an infringing patent.

Any of these actions may preclude us from selling our most valuable products, and could have a material adverse effect on our business, operating results and financial condition.

Certain legal risks and uncertainties relating to our products could subject us to claims for damages.

In the course of our business, we are exposed to legal risks and uncertainties, including the possibility of product liability or warranty claims by our customers or others. Any such claim could be time-consuming and costly, could divert the attention of the Company's management from the operation of the business, could exceed the amounts covered by our insurance or involve a matter not covered by insurance, and could have a material adverse effect on our business, operating results and financial condition.

Our common stock may experience extreme market price and volume fluctuations.

The market price of our common stock has little trading history and has historically experienced significant volatility and may continue to experience such volatility in the future. We have few publicly traded shares and a limited number of stockholders and our stock is currently thinly-traded. Factors such as technological achievements by us and our competitors, the establishment or development of strategic relationships with other companies, our introduction of commercial products, and our financial performance may have a significant effect on the market price of our common stock. In addition, the stock market in general, and the stock of technology companies in particular, have in recent years experienced extreme price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, a damages award against us, the diversion of our management's attention and a material adverse effect on our business, operating results and financial condition.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

Our common stock is thinly traded, and therefore it may be difficult to sell your securities at a given time, and at any price, which could result in a loss on your investment.

As of the date of this Report there are few trades in the public market for our common stock. There are currently multiple active market makers for our securities but they may not continue to be market makers in the future. As a result of the foregoing, investors may be unable to sell their shares to liquidate their investment, which could cause a loss of their investment.

The "penny stock rules" apply to broker-dealer sales of our common stock and could have a negative effect on the liquidity and market price of our common stock.

Our common stock is listed on the OTC Bulletin Board. It is not quoted on any exchange or on Nasdaq, and no other exemptions currently apply. Therefore, the SEC "penny stock" rules govern the trading in our common stock. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with the following:

- a risk disclosure document;
- disclosure of market quotations, if any;
- disclosure of the compensation of the broker and its salespersons in the transaction; and
- monthly account statements showing the market values of our securities held in the customer's accounts.

The broker must provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer's confirmation. Generally, when proposed stock trades are subject to the "penny stock" rules transactions, brokers may be more reluctant to effect the trade. This reluctance may make it more difficult for investors to dispose of our common stock. In addition, the broker prepares the information provided to the broker's customer. Because we do not prepare the information, we cannot assure you that such information is accurate, complete or current.

Global depends on our officers and key personnel for our success.

The prospects of Global depend on the personal efforts of John R. Bailey, our President, Chief Operating Officer and Chief Financial Officer, and Thomas Hebert, our Chief Technology Officer, and other key personnel to implement our operating and growth strategies. We cannot guarantee that we will be able to retain our officers and key personnel or to recruit new personnel. The loss of the services of these executives could have a material adverse effect on our business and prospects because of their experience and knowledge in the industry.

Delaware law may deter potential acquisition bids for our business, including bids that may be beneficial to our stockholders.

We are subject to the provisions of Delaware law which restrict certain business combinations with interested stockholders even if such a combination would be beneficial to stockholders. These provisions may inhibit a non-negotiated merger or other business combination. The anti-takeover provisions of the Delaware General Corporation Law prevent us from engaging in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving Global and the interested stockholder and the sale of more that 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning more than 15% of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may opt out of the anti-takeover provisions. We do not intend to opt out of these anti-takeover provisions.

Item 2. Description of Property.

The Company occupies and leases approximately 20,540 square feet of office/manufacturing space in Odessa, Florida, which is in good condition and is adequate for the Company's needs at this time.

It is not our policy to acquire assets primarily for possible capital gain or primarily for income. We do not have, and do not expect to have in the foreseeable future, any material investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities. However, we do not have any policies regarding such investments, there are no limitations on the amount that the Company is permitted to invest in any one investment or type of investment, and no vote of our security holders is required to adopt or change any policy regarding the foregoing.

Item 3. Legal Proceedings.

We are not a party to any material legal proceedings, and no material legal proceedings have been threatened by or, to the best of our knowledge, against us.

Item 4. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders was held on December 28, 2004 at the Company's principle executive offices at 5000 Legacy Drive, Suite 470, Plano, Texas 75024. Proposal 1 was to elect one Class I Director (David E. Webb) to serve until the Annual Meeting to be held in 2006 and two Class II Directors (John R. Bailey and Henry M. Burkhalter) to serve until the Annual Meeting to be held in 2007. Proposal 2 was to terminate the three-class Board of Directors structure so that all directors are elected annually. Proposal 3 was to approve an amendment to the Company's Certificate of Incorporation to increase authorized shares of Common Stock from 50,000,000 to 100,000,000. Total votes represented in person or by proxy was 40,681,017 and the percentage of the outstanding votable shares was 69.4%. The votable shares aggregated 58,602,997.

Proposal 1:	For	Against
Class I: David E. Webb	40,675,617	5,400
Class II: John R. Bailey	40,675,617	5,400
Class II: Henry M. Burkhalter	40,675,617	5,400

Proposal 2:	For	Against	Abstain
	40,668,417	12,400	200

Proposal 3:	For	Against	Abstain
	40,368,785	N/A	70,000

PART II.

Item 5. Market for Common Equity and Related Stockholder Matters.

Market for Common Equity.

We are authorized to issue 100,000,000 shares of common stock, of which 13,870,708 shares were issued and outstanding as of March 30, 2005. Our common stock is traded on the over-the-counter bulletin board (OTCBB) under the symbol "GENG." Our common stock was first publicly traded on July 2, 2001. From that date until October 12, 2001 our common stock traded under the symbol "OSSI." The shares historically have not been eligible for listing on any securities exchange or under the Nasdaq system.

The following table sets forth the range of high and low bid information for the periods indicated:

Quarter Ended	High	Low
March 31, 2003	$ 1.65	$ 0.55
June 30, 2003	0.75	0.33
September 30, 2003	0.61	0.10
December 31, 2003	0.26	0.09
March 31, 2004	0.36	0.12
June 30, 2004	0.37	0.18
September 30, 2004	0.36	0.13
December 31, 2004	0.30	0.12

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

At March 30, 2005, there were 53 holders of record of our common stock. Global believes that there are significantly more beneficial holders of our common stock.

We have not established a policy regarding the payment of dividends. However, the payment of future dividends, if any, will be at the discretion of our board of directors and will depend, among other things, upon future earnings, operations, capital requirements, restrictions in future financing agreements, our general financial condition and general business conditions.

Recent Sales of Unregistered Securities.

In January 2004, the Company completed the Financing Transaction, which consisted, among other commercial terms, of the issuance of shares of Series A Preferred Stock, Series B Preferred Stock and warrants to purchase the Company's common stock. This transaction, including the persons to whom the securities were issued, the amount of securities sold, the total offering price for the securities and the terms of exercise of the warrants, is further described in Item 1 of this Report under the heading "2004 Financing Transaction." No underwriters were involved in this transaction. These securities were issued under an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, based upon the number of persons involved in the transaction, their status as accredited investors representations and agreements from each purchaser that such purchaser is acquiring the stock for investment purposes only and that it must be held indefinitely unless subsequently registered, and the use of restrictive legends on the stock certificates delivered in connection with the transaction.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included as Item 7 of this Report on Form 10-KSB. This discussion and analysis contains forward-looking statements, including statements using terminology such as "may," "will," "expects," "plans," "intends," "anticipates," "believes," "estimates," "potential," or "continue," or a similar negative phrase or other comparable terminology regarding beliefs, hopes, plans, expectations or intentions for the future. These forward-looking statements involve various risks and uncertainties. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain and the actual results and timing of certain events could differ materially from our current expectations. Factors that could cause or contribute to such a difference include, but are not limited to, those appearing under the caption "Risk Factors" set forth under Item 1 of this Report on Form 10-KSB.

Overview

Global invents, develops and commercializes new technologies that improve the energy efficiency of existing products and processes. Our particular focus is on thermodynamics, heat transfer and heat exchange, which are important to the heating, ventilation, air conditioning, and refrigeration industries. Global markets its products to energy service companies who provide technologies, services and products to federal, state and municipal governments as well as many private corporations. Global also intends to provide its products and services to the traditional residential and commercial heating, air conditioning, refrigeration and ice machine markets.

The majority of our cost of sales is contributed to Global's fixed operating costs, which includes salaries, rental expense, services provided under the Turnaround Services Agreement with Turnaround Specialists, L.L.C. and other overhead costs. Global believes that significantly higher sales levels are needed before it may be able to generate profits.

Results Of Operations — Year ended December 31, 2004 compared year ended December 31, 2003

Revenues. Revenues increased $239,000 or 131% to $421,000 from $182,000. The increase is primarily due to the increase in sales of the Company's EER+ and Inventor Series products during the 2004 period.

Cost of Goods Sold. Cost of Goods Sold increased $92,000 or 52% to $268,000 from $176,000. The increase is primarily attributed to a corresponding increase in revenues as discussed above. The gross profit margin percentage increased in both 2004 and 2003 due to lower cost of goods sold due to increased production levels. It is anticipated that margins will continue to improve in 2005 as economies of scale are achieved with higher production levels.

Consulting expenses. Consulting expenses decreased $44,000 or 83% to $9,000 from $53,000. The decrease is due to consulting services being primarily provided under the Turnaround Services Agreement.

Salaries and benefits expenses. Salaries and benefit expenses decreased $615,000 or 59% to $428,000 from $1.0 million. The decrease is primarily due to a decrease in non-cash compensation of $204,000, relating to stock options issued to employees in 2003. The decrease in salaries and benefits is due to the Company minimizing employee headcount during 2004 and through the Turnaround Services Agreement which is a general and administrative cost.

Legal and accounting expenses. Legal and accounting expenses increased $69,000 or 50% to $206,000 from $137,000. The increase in legal and accounting expenses was due to significant legal and accounting expenses associated with the Financing Transaction.

Research and development expenses. Research and development expenses increased $51,000 or 142% to $87,000 from $36,000. The increase is primarily due to Global transitioning from the research and development stage to the commercialization stage and the increase in research and development activities undertaken to improve existing products as well as to introduce new products and technologies.

Sales and marketing expenses. Sales and marketing expenses decreased $9,000 or 50% to $9,000 from $18,000. The decrease is primarily due the Company minimizing its cash spending on operating expenses.

General and administrative expenses. General and administrative expenses increased $624,000 or 121% to $1.14 million from $514,000. The increase is primarily attributed to increased corporate costs attributed to the Financing Transaction in 2004 including $540,000 of costs relating to the Turnaround Services Agreement. The increase was partially offset by a reduction in other administrative costs as the Company focused on minimizing costs.

Amortization of discount on notes payable. Amortization of discount on notes payable decreased $532,000 or 79% to $140,000 from $672,000. The decrease in amortization of discount on notes payable is due to the discounts on notes payable being completely written off due to the Financing Transaction.

Dividend expense. Dividend Expense of $224,000 was incurred in 2004 due to the issuance of Series A and B Preferred Stock in the Financing Transaction. No dividend expense was incurred in 2003 as there were no shares of Preferred Stock outstanding.

Interest expense. Interest expense decreased $158,000 or 92% to $14,000 from $172,000. The decrease is due to the retirement of notes payable on January 30, 2004 in conjunction with the Financing Transaction.

Other income. Other income of $112,000 was generated in 2004 from the negotiation for forgiveness of debt. There was no such income in 2003.

Commitments

In connection with the funding arrangement from the Technical Research and Development Authority of the State of Florida ("TRDA"), the Company is obligated to TRDA for royalty payments equal to three times the amount funded by TRDA. The total obligation to TRDA at December 31, 2004 is $607,248, which consisted of the unpaid funded liability of $202,416 and related royalty expense of $404,832. The estimated future maturities of this payable are shown in the table below.

In connection with the Company's rights to use the patents as described in "Technology" above under Item 1 of this Report, there are associated minimum royalties due for each patent. If the Company decided not to continue to pursue any individual patent, it would be relieved of the minimum royalty payments associated with that patent. The table below presents the minimum royalties due based on the patents the Company has the rights to pursue as of the end of 2004.

The Company has a current material commitment with its landlord. Global leases a 20,540 square foot facility in an industrial park in Odessa, Florida. The lease is for a period of five years with 2 years remaining and an automatic renewal clause for each additional year. The current lease amount is $5.02 per square foot annually ($8,590 monthly, including rent, insurance, taxes and other pass through items), increasing each year on the anniversary of the lease. The company has a small lease for computer equipment. The payment amounts are included in the table below, under the heading "operating leases."

The following table presents a summary of the Company's contractual obligations and other commercial commitments as of December 31, 2004:

Contractual obligations (in thousands)	Payments due by period (In thousands) Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Royalties payable to TRDA	607	15	45	65	482
Minimum royalties payable under patent assignments (1)	6,786	—	325	770	5,691
Preferred Stock	4,689	1,563	3,126	—	—
Operating leases	218	109	109	—	—
Other Contractual Obligations (2)	585	540	45		
Total	12,885	2,227	3,650	835	6,173

(1) If the Company decided not to continue to pursue any individual patent, it would be relieved of the minimum royalty payments associated with that patent.

(2) The Company is obligated under the Turnaround Services Agreement to pay amounts totaling $45,000 per month through January 2006. The Turnaround Services Agreement was terminated on May 5, 2005.

Liquidity and Capital Resources

Global historically has financed its operations primarily through the borrowings and the sale of equity securities. Currently, the Company's capital resources arise out of the obligations of GEAG under the Financing Transaction. The Company has no bank lines of credit.

On December 31, 2004, Global had cash and cash equivalents of $13,000 and a working capital deficit of $2.1 million, as compared to cash and cash equivalents of $39,000 and working capital deficit of $3.2 at December 31, 2003. Net cash used in operating activities in 2004 was $1.5 million. Also, in 2004 net cash used in investing activities was $69,000, and $1.6 million was provided by financing activities. Net cash used in operating activities in 2003 was $1.3 million. Also, in 2003 net cash used in investing activities was $59,000 and $1.4 million was provided by financing activities.

In 2003, the Company financed its activities in part through the issuance of notes payable to two stockholders and two officers of the Company in a series of transactions. During 2004, these instruments were exchanged in the Financing Transaction and are no longer outstanding. In 2003, Global also financed its activities in part through the issuance of notes payable and other securities to GEAG, as described above in Item 1 of this Report.

The liquidity needs of the Company in 2005 are expected to continue to arise mostly from the Company's operating activities and in part from capital expenditures for research and development, for patents and for some additional lab equipment.

The actual amount of financing that will be needed for 2005 will depend upon the amount of cash needed for operations, which will be impacted by cash generated from product sales. Although the Company is hopeful that product sales will increase significantly in 2005, there can be no assurance that the Company will achieve its product sales goals or that, even if such product sales goals are achieved, that gross margins and operating expenses will be within targeted levels.

In addition to the funds from the Financing Transaction, the Company may decide to satisfy its liquidity requirements through additional equity and debt financing. There can be no assurance that any financing alternatives sought by Global will be available or will be on terms that are attractive to Global. Further, any debt financing may involve restrictive covenants, and any equity financing may be dilutive to stockholders. To the extent that Global is unable to obtain further debt or equity financing or to the extent that sales are slower to develop than management is now expecting and the combined debt and equity financing is insufficient to cover the shortfall, Global may not be able to continue operations as currently conducted.

Seasonality

Global's business historically has not been seasonal.

Critical Accounting Policies and Estimates

Preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported financial position and results of operations during the reporting period. Our estimates and judgments are continually evaluated based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from estimates. If there is a significant unfavorable change to current conditions, it likely will result in a material adverse impact to our business, operating results and financial condition.

Certain accounting policies require higher degrees of judgment than others in their application. Global considers the following to be critical accounting policies due to the estimation processes involved in each. For a detailed discussion of Global's accounting policies see Note A to the Notes to Financial Statements in Item 7 of this annual report on Form 10-KSB.

The accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results consist of the following:

- Warranty Reserve
- Allowance for Uncollectible Receivables

Warranty reserve. A liability for the estimated cost of product warranty is established by a charge against operations at the time that products are sold. Management is recording a warranty reserve of 1% of sales. This estimate of loss requires judgments that are based on available information and experience, such as an analysis of the historical warranty cost experience of other HVAC manufacturers that use the same or similar components in their products and the limited experience of the Company to date. This estimate is significant because Global may incur additional expenses to satisfy warranty claims. The Company's estimated future warranty cost is subject to adjustment from time to time depending on actual experience.

Allowance for Uncollectible Accounts Receivable. As of December 31, 2004, Global had accounts receivable as a result of its ongoing operations of approximately $54,000. Global's receivables are monitored by management for collectibility. Global maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimates of losses require judgments that are based on available information and experience, such as an analysis of the age of our open accounts, our experience with the particular customer, our own historical experience with bad debts, as well as other information obtained from outside sources. These estimates are significant because Global may incur additional expense to increase its allowance for doubtful accounts and may receive less cash than expected if the financial condition of the parties was to deteriorate.

Item 7. Financial Statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Global Energy Group, Inc.
Odessa, Florida

We have audited the accompanying consolidated balance sheets of Global Energy Group, Inc., as of December 31, 2004 and 2003 and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an

opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Global Energy Group, Inc. at December 31, 2004 and 2003 and the results of its operations, and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has an accumulated deficit of $10,675,630 as of December 31, 2004, and must find additional sources for capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described more fully in Note N to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baumann, Raymondo & Company, P.A.
BAUMANN, RAYMONDO & COMPANY, P.A.
Tampa, Florida
June 3, 2005

GLOBAL ENERGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 13,362	$ 39,283
Accounts receivable, net of allowance for bad debt of $3,594 in 2004 and $0 in 2003.	54,327	9,773
Inventory	130,764	172,081
Prepaid expenses	8,007	30,162
Total current assets	206,460	251,299
FURNITURE AND EQUIPMENT		
Net of accumulated depreciation of $60,765 in 2004 and $40,732 in 2003	48,295	48,197
OTHER ASSETS		
Deposits	$ 7,205	7,205
Patents, net of accumulated amortization of $36,638 in 2004 and $23,372 in 2003	206,656	171,458
Total other assets	213,861	178,663
TOTAL ASSETS	$468,616	$478,159

Read Independent Auditors' Report.
The accompanying notes are an integral part of these financial statements.

GLOBAL ENERGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
AT DECEMBER 31, 2004 AND 2003

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 505,471	$ 843,558
Dividends payable	224,075	
Royalty payable — current portion	15,000	51,000
Promissory notes payable	—	2,593,158
Preferred stock subject to mandatory redemption — current portion	1,563,126	—
Total current liabilities	2,307,672	3,487,716
LONG TERM LIABILITIES		
Royalty payable, net of current portion	187,416	153,327
Preferred stock subject to mandatory redemption — net of current	3,126,252	—
Total long term liabilities	3,313,668	153,327
TOTAL LIABILITIES	5,621,340	3,641,043
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,453,615 of Series A and 2,235,763 of Series B issued as "Preferred stock subject to mandatory redemption" as of December 31, 2004. No shares issued and outstanding as of December 31,		
Common stock, $0.001 par value, 100,000,000 shares authorized, 13,870,708 and 13,800,708 shares issued and outstanding as of December 31, 2004 and December 31, 2003, respectively.	13,871	13,801
Additional paid-in capital	5,509,035	5,508,405
Retained (deficit)	(10,675,630)	(8,685,090)
Total stockholders' (deficit)	(5,152,724)	(3,162,884)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 468,616	$ 478,159

Read Independent Auditors' Report.
The accompanying notes are an integral part of these financial statements.

GLOBAL ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES	$ 420,946	$ 181,606
COST OF GOODS SOLD	267,691	176,478
GROSS PROFIT	153,255	5,128
OPERATING EXPENSES		
Consulting	9,331	52,900
Salaries and benefits	427,985	1,043,470
Legal and accounting	205,911	136,905
Research and development	86,950	35,827
Sales and marketing	8,966	17,641
General and administrative	1,138,224	513,648
TOTAL OPERATING EXPENSES	1,877,367	1,800,391
LOSS BEFORE OTHER INCOME (EXPENSES)	(1,724,112)	(1,795,263)
OTHER INCOME (EXPENSE)		
Amortization of discount on notes payable	(140,349)	(671,787)
Dividend expense	(224,075)	—
Interest (expense)	(14,275)	(172,418)
Other income	112,271	—
TOTAL OTHER INCOME (EXPENSE)	(266,428)	(844,205)
LOSS BEFORE INCOME TAXES	(1,990,540)	(2,639,468)
INCOME TAXES	—	—
NET LOSS	$ (1,990,540)	$ (2,639,468)
LOSS PER COMMON SHARE		
Basic	$ (0.14)	$ (0.19)
Fully diluted	$ (0.14)	$ (0.19)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic	13,832,073	13,800,708
Fully diluted	13,832,073	13,800,708

Read Independent Auditors' Report.
The accompanying notes are an integral part of these financial statements.

GLOBAL ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(1,990,540)	$(2,639,468)
Adjustments to reconcile net loss to cash (used) in operating activities:		
Stock options issued to employees	—	204,091
Amortization of discount on notes payable	140,349	671,787
Amortization	13,266	8,662
Bad debt expense	5,373	—
Depreciation	20,033	16,880
(Increase) decrease in assets:		
Accounts receivable	(49,927)	(3,093)
Inventory	41,317	47,799
Prepaid expenses	22,155	(22,992)
Increase (decrease) in liabilities:		
Accounts payable and other accrued expenses	248,633	445,508
Total adjustments	441,199	1,368,642
Net cash (used) in operating activities	(1,549,341)	(1,270,826)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of patents and related costs	(48,464)	(57,672)
Acquisition of furniture and equipment	(20,131)	(1,681)
Net cash (used) in investing activities	(68,595)	(59,353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from preferred stock	1,339,454	—
Proceeds from issuance of common stock	—	50,000
Proceeds from stock option exercise	700	3,750
Proceeds from promissory notes	253,772	1,308,500
Repayment of royalty payable	(1,911)	(401)
Net cash provided by financing activities	1,592,015	1,361,849
NET (DECREASE) INCREASE IN CASH	(25,921)	31,670
CASH, BEGINNING OF THE PERIOD	39,283	7,613
CASH, END OF THE PERIOD	$ 13,362	$ 39,283

Read Independent Auditors' Report.
The accompanying notes are an integral part of these financial statements.

GLOBAL ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Shares	Amount	Additional Paid-In Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2002	13,589,851	13,590	$4,820,125	$ (6,045,622)	$(1,211,907)
Issue stock options to employees	—	—	204,091	—	204,091
Employee exercise of options	25,000	25	3,725	—	3,750
Common stock issued for cash	185,857	186	49,814	—	50,000
Issue debt with detachable Warrants for cash	—	—	430,650	—	430,650
Net loss for the year	—	—	—	(2,639,468)	(2,639,468)
BALANCE DECEMBER 31, 2003	13,800,708	13,801	5,508,405	(8,685,090)	(3,162,884)
Issue Employee exercise of options	70,000	70	630		700
Net loss for the year				(1,990,540)	(1,990,540)
BALANCE DECEMBER 31, 2004	13,870,708	13,871	$5,509,035	$(10,675,630)	$(5,152,724)

Read Independent Auditors' Report.
The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Energy Group, Inc., ("Global" or the "Company") is presented to assist in understanding Global Energy's financial statements. The financial statements and notes are the representation of Global's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America consistently applied in the preparation of the financial statements.

Nature of Operations

Global Energy Group, Inc. was organized under the laws of the State of Delaware on October 5, 1999. Global Energy & Environmental Research, Inc., was organized under the laws of the State of Florida on February 16, 1998 (collectively referred to as "Global").

Global has developed patented and patent pending technology relating to the heating, air conditioning, refrigeration and ice machine market. Global is currently producing and developing products that will utilize this advanced technology to allow for reduced energy consumption, as well as other associated benefits. Global markets its products to energy service companies who provide technologies, services and products to federal, state and municipal governments as well as many private corporations. Global also provides its products and services to the traditional residential and commercial heating, air conditioning, refrigeration and ice machine markets.

Principles of Consolidation

The consolidated financial statements include the accounts of Global Energy Group, Inc. and its wholly owned subsidiary Global Energy & Environmental Research, Inc. All significant inter-company accounts and transactions have been eliminated.

Basis of Accounting

Global maintains its financial records and financial statements on the accrual basis of accounting. The accrual basis of accounting provides for matching of revenues and expenses.

Revenue and Cost Recognition

Global recognizes revenue principally from sales of equipment and to a lesser degree, from contracts for both the sale and installation of equipment, respectively as follows:

Equipment sales

The Company's transactions that are equipment sales alone are documented by either a purchase order or a distribution agreement, in each case signed by the Company's customer. Both of these documents include the Company's customary terms and conditions of sale. Under these customary terms, title to the product passes when the Company delivers the equipment to the shipper — the Company's customer is responsible for the product from this point on. The Company provides no separate return rights (other than the limited return rights under the Company's warranty).

The Company records revenue when title to the product is transferred pursuant to shipping terms.

Equipment sales and installation

For contracts for both the sale and installation of products, revenue is recognized on the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs incurred to date bear to total estimated costs for each contract. This method is used because management considers cost expended to be the best available measure of progress on these contracts. The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed.

Accounts Receivable

Global's trade accounts receivable result from the sale of its products and services with its projects, and consist primarily of amounts due from both private companies and governmental entities. Global Energy uses the allowance method to account for uncollectible accounts receivable.

Concentration of Credit Risk

Financial instruments, which potentially expose Global to concentrations of credit risk, as defined by FASB Statement No. 105, *Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk,* consist principally of trade receivables. GEDG is the Company's exclusive distributor and therefore accounts for 100% of the credit risk. The Company has not experienced any difficulty in collecting its trade receivables from GEDG.

Financial Instruments

Global estimates that the fair value of all financial instruments at December 31, 2004 and 2003 do not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheets.

Inventories

Inventories consist primarily of parts and materials used to develop Global's products. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Furniture and Equipment

Furniture and equipment are recorded at historical cost and include expenditures, which substantially increase the useful lives of existing property, plant and equipment. Maintenance and repairs are charged to operations when incurred. Depreciation of property and equipment is computed primarily using the straight-line method based on estimated useful lives (furniture and office equipment, 5 to 10 years; equipment and tools, 5 to 10 years).

Patents

The costs associated with the internal development of Global Energy's patents relating to the technologies associated with the reduction of energy consumption, consisting mainly of legal and filing fees, are amortized over a 20 year period, consistent with current patent lives. Amortization expense for the years ended December 31, 2004 and 2003 were $13,266 and $8,662, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Global Energy has expended significant amounts of funds in the development of its products and technology. In accordance with accounting principles generally accepted in the United States of America, these amounts are shown as current period expenses in the accompanying financial statements.

Advertising Costs

Global expenses the production costs of advertising the first time the advertising takes place. Advertising expense for the years ended December 31, 2004 and 2003 was $0 and $0, respectively. Income Taxes

Global records its federal and state income tax liability in accordance with Financial Accounting Standards Board Statement No. 109 "*Accounting for Income Taxes*". Deferred taxes payable are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes, using current tax rates. Deferred tax asset is the expected benefit of a net operating loss carryover and general business credits that are available to offset future income taxes.

Loss Per Share

Global records basic and fully diluted loss per share in accordance with Financial Accounting Standards Board Statement No. 128, "*Earnings per Share*". Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding for the period.

Dividend Policy

Global has not yet adopted a policy regarding payment of dividends on its common stock. Dividends on Global's Series A and B Preferred Stock accrue at 6% per annum and can only be paid out of funds legally available for payment. See Item 1. Terms of Preferred Stock.

Product Warranties

The Company records an estimated cost of product warranty at the time the revenue is recognized. Effective January 1, 2003, management is recording a warranty reserve of 1% of sales based on their analysis of other HVAC manufacturers that use the same or similar components in their products. The Company's estimated future warranty cost is subject to adjustment from time to time depending on actual experience.

Stock Options

The Company applies the intrinsic value based method of accounting prescribed by Accounting Principals Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock option grants to employees. Accordingly, the Company records compensation expense when options issued to employees have an exercise price that is less than the current market price of the underlying stock on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As permitted under SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been the pro forma amounts indicated below:

	Years Ended December 31,	
	2004	**2003**
Net loss attributable to common stockholders as reported.	$(1,990,540)	$(2,639,468)
Add: Total stock option based employee compensation expenses included in reported net income, net of taxes	—	204,091
Less: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of taxes	—	(545,231)
Pro forma	$(1,990,540)	$(2,980,068)
Basic earnings (loss) per share:		
As reported	(0.14)	(0.19)
Pro forma	(0.14)	(0.20)
Diluted earnings (loss) per share		
As reported	(0.14)	(0.19)
Pro forma	(0.14)	(0.20)

The fair market values in the table above were estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates ranging from 0.84% to 3.04%, expected dividend yield of zero, expected volatility of the market price of the Company's common stock of 60%, and an expected life of the options of 10 years. The weighted average fair market value per option at the date of grant for options granted in 2004 and 2003 was $0.02 and $0.32, respectively.

Total stock-based employee compensation expense included in net loss, as reported, primarily consists of expense related to stock options granted to employees with exercise prices lower than the fair market price of the Company's common stock at the date of grant.

NOTE B — PATENTS

Global has the rights to patents and patent-pending applications pursuant to a series of assignments and royalty agreements. The assignment agreements are with Mr. Thomas Hebert, an officer and shareholder of Global.

Under the terms of these agreements, Global has the right and the obligation to pursue commercial development of these technologies. If Global fails to commercialize the patents within a specified period of time, Mr. Hebert has the right to terminate the assignments to Global. If Global chooses not to commercialize a specific patent and the rights revert to Mr. Hebert, Global will not be obligated to make any minimum royalty payments.

Mr. Hebert is entitled to royalty payments from the sale of products produced by Global with the patented technology. The royalty to Mr. Hebert is to be paid at the rate of 3 percent of the portions of net revenues relating to such patents received by Global beginning April 1, 2004. Prior to April 1, 2004 there are no amounts due on any of the patents associated with Mr. Hebert. A total of $4,659 was paid to Mr. Hebert for royalties due relating to the patented technology.

The future minimum royalty payments, should Global decide to pay such payments to continue its exclusive rights to the patents, are as follows:

Year Ended December 31,	Amount
2005	$ —
2006	20,000
2007	100,000
2008	205,000
2009	320,000
2010	450,000
2011	575,000
Annually Thereafter through 2017	700,000

NOTE C — FURNITURE AND EQUIPMENT

Furniture and equipment as of December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Machinery and equipment	$ 45,102	$ 45,102
Office equipment	63,958	43,827
	109,060	88,929
Less accumulated depreciation	(60,765)	(40,732)
Net furniture and equipment	$ 48,295	$ 48,197

Depreciation expense for the years ended December 31, 2004 and 2003 was $20,033 and $16,880, respectively.

NOTE D — GUARANTEES AND WARRANTIES

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements.

The Company provides a limited warranty for the replacement of defective products. The standard warranty requires us to repair or replace defective products at no cost to the consumer. Effective January 1, 2002, management is recording a warranty reserve of 1% of sales based on their analysis of other HVAC manufactures that use the same or similar components in the products. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and information received from customers to assist in determining the appropriate loss reserve levels. Actual warranty and claim costs are deducted from the accrual when incurred. A reconciliation of the Company's product warranty liability for 2004 and 2003 is as follows:

	2004	2003
Beginning warranty liability	$ 3,305	$ 1,741
Additional accruals	4,210	1,564
Claims paid	(4,442)	—
Ending warranty liability	$ 3,073	$ 3,305

NOTE E — PROMISSORY NOTES

During the year ended December 31, 2003 two shareholders of Global made loans to the company totaling $610,000. These loans accrued interest at 8% and accrued until the maturity date, and was secured by a lien on substantially all of the company's assets. The maturity date of all of the notes was extended to February 1, 2004. These loans were issued with detachable warrants to purchase up to 1,420,000 shares of the Company's common stock at prices ranging from $.50 to $1.00 per share. The warrants issued resulted in a discount on the notes payable of $430,348. The unamortized discount of the above promissory notes was $0 and $140,348 at December 31, 2004 and 2003, respectively.

During 2003, the Company received limited funding from Global Energy Acquisition Group (GEAG). Through December 31, 2003 GEAG loaned the Company $631,500 on an unsecured basis. The loans accrued interest at 8% per annum and were due 90 days after funds were advanced, with the earliest loans coming due at the end of December 2003. As an inducement to make the loans, the Company was obligated to issue GEAG warrants to purchase up to approximately 5.1 million shares of the Company's common stock (eight shares for each dollar lent) at a purchase price of $0.10 per share.

During the year ended December 31, 2003, two former officers of the Company, Mr. Richardson and Mr. Toomey, made loans to the Company in the amount of $40,000 and $27,000, respectively. These loans accrued interest at 8%, were unsecured and were due on demand.

Accrued interest on the above notes was $13,821 and $208,774 for the years ending December 31, 2004 and 2003, respectively.

NOTE F — AMENDMENT OF ARTICLES OF INCORPORATION

During the year ended December 31, 2004, Global approved an amendment to its articles of incorporation to terminate its three-class Board of Directors structure so that all directors are elected annually. In addition, authorized shares of Common Stock were increased from 50,000,000 to 100,000,000.

NOTE G — INCOME TAXES

For income tax purposes Global has a net operating loss carryover of $7,844,783, which can be used to offset future federal and state taxable income through 2016 as indicated below. In addition, Global has available general business credits that arose from research activities which can be used to offset future federal income tax through 2016 as follows:

Year ended December 31,	Losses	Credits
2013	$1,033,297	$ 6,699
2014	251,039	6,259
2015	515,927	4,957
2021	1,355,345	5,000
2022	2,485,762	188
2023	2,203,413	—
Total	$7,844,783	$23,103

The potential tax benefit of these losses and credits is estimated as follows:

Future tax benefit	$ 2,353,435
Valuation allowance	(2,353,435)
Future tax benefit	$ —

At December 31, 2004 and 2003, no deferred tax assets or liabilities were recorded in the accompanying financial statements.

NOTE H — LOSS PER SHARE

Global Energy has reported basic loss per share based on the weighted average number of shares outstanding for the period. Global Energy cannot report fully diluted loss per share including the shares reserved for the options, warrants, or the conversion of the 6% convertible debenture even though they are common stock equivalents, as the effect of this would be anti-dilutive. Global will include the effect of this dilution in the calculation of fully diluted earnings per share only upon actual conversion, or to the extent they are not anti-dilutive.

NOTE I — EQUITY INCENTIVE PLAN

On January 3, 2003, Global granted options to an employee to purchase a total of 7,500 shares of its common stock. The exercise price was $0.75 per share, and the options vest one year from the grant date.

On July 16, 2003, Global granted options to various employees to purchase 200,000 shares of its common stock with an exercise price of $0.01 per share.

On May 17, 2004, Global granted options to various employees to purchase 62,500 shares of its common stock with an exercise price of $0.26 per share.

The Company's net income, as reported, includes approximately $0 and $204,000 of expense, net of related tax effects, arising from stock-based employee compensation during 2004 and 2003, respectively. These amounts consist of compensation expense for options granted at a price below the current market value of the underlying stock. The Company records compensation expense related to the value of the shares which is calculated using the intrinsic value method.

At December 31, 2004, there were 1,692,500 shares available for grant under the Plan.
Stock option activity during 2004 and 2003 was as follows:

	Number of Shares	Weighted Average Exercise Price	
Balance at December 31, 2002	962,977	$	0.14
Granted	207,500		0.04
Exercised	(25,000)		0.01
Forfeited	(832,977)		0.01
Expired	—		—
Balance at December 31, 2003	312,500	$	0.43
Granted	62,500		0.26
Exercised	(70,000)		0.01
Forfeited	(117,500)		0.90
Expired			
Balance at December 31, 2004	187,500	$	0.24
Shares exercisable at December 31, 2003	105,000		
Shares exercisable at December 31, 2004	125,000		

NOTE J — STOCK ISSUANCES

During 2003, Global sold 185,856 shares of its $.001 par value common stock for $50,000 at prices ranging from $0.14 to $0.38.

On August 8, 2003, an employee exercised an option to purchase 25,000 shares of Global $.001 par value common stock for $3,500, or $0.14 per share.

On July 20, 2004, an employee exercised options to purchase 70,000 shares of Global $0.001 par value common stock for $700, or $0.01 per share.

NOTE K — COMMITMENTS AND CONTINGENCIES

Royalties

In connection with the funding arrangement from the Technical Research and Development Authority of the State of Florida ("TRDA") on December 6, 1999, Global is obligated to TRDA for royalty payments equal to three times the amount funded by TRDA. In addition, the royalty payments have priority over all existing and future obligations obtained from all other sources. The amount funded by TRDA was $207,113, as of December 31, 2004 and 2003.

In accordance with the agreement, royalty payments to TRDA are based on 5% of the gross sales of certain of its products in any calendar year. Royalty payments are due quarterly, beginning with the calendar quarter after the quarter in which products are sold. The payments continue for a period of five years with annual renewals until such time as the repayment to TRDA is complete.

At the time payments are made to TRDA, royalty expense equal to 2/3rds of each payment is recorded. Royalty expense to TRDA for the years ended December 31, 2004 and 2003 amounted to $10,901 and $4,655, respectively. In the event the agreement terminates for cause, Global has the option to repay the obligation immediately, or convert the obligation into an interest bearing promissory note.

The total obligation to TRDA at December 31, 2004 is $607,248, which consists of the unpaid funded liability of $202,416 and related royalty expense of $404,832. The estimated future maturities of this payable are as follows:

Year Ended December 31,	Amount
2005	$ 15,000
2006	20,000
2007	25,000
2008	30,000
2009	35,000
Thereafter	482,248
Total	$607,248

Operating Leases

On October 4, 2001, Global entered into an agreement to lease its executive offices and warehouse space in Odessa, Florida under a 5-year non-cancelable lease commencing January 1, 2002 at the rate of $7,170 per month plus applicable Florida sales tax. The lease is automatically renewable for an additional one-year period. Global shall be liable, as additional rent, for real estate taxes exceeding $11,840 per year, solid waste disposal assessment exceeding $2,200 per year and any insurance costs exceeding $2,000 per year. The lease contains an escalation clause whereby rent shall increase by the greater of 3% or the increase in the consumer price index.

Global leases certain computer equipment under a three-year lease which commenced on October 24, 2002 at the rate of $220 per month plus applicable Florida sales tax.

The future maturities of minimum lease payments under these leases are as follows:

Year ended December 31,	Amount
2005	$108,572
2006	108,986
Thereafter	—
Total	$217,558

Other Commitments

In connection with its loans to the Company, GEAG also required that the Company enter into a product distribution arrangement with Global Energy Distribution Group, L.L.C. ("GEDG"), an affiliate of GEAG. Originally, these arrangements granted to GEDG non-exclusive product distribution rights (and, under certain circumstances, manufacturing rights). Subsequently, as GEAG funded the Company $500,000, the distribution arrangement became exclusive in nature (with the exception of one distribution agreement that was in effect at the time the GEAG arrangement became exclusive) and the term of which is five (5) years. The contractual purchase price is calculated by a formula based upon total manufacturing costs and contains provisions for discounts awarded for prompt payment.

NOTE L — SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION

During 2003 the Company issued promissory notes with detachable common stock warrants. When debt with detachable stock purchase warrants is issued, a portion of the proceeds is allocated to the warrants and recorded as paid in capital. The amount allocated is based upon the relative fair market value of the two securities at the time they are issued. The Company recorded a non-cash discount and additional paid in capital in the amount of $430,649 in 2003. For the years ended December 31, 2004 and 2003, cash interest expense of $0 and $0 was paid. Additionally, no income taxes were paid during these periods.

NOTE M — ECONOMIC DEPENDENCY — MAJOR CUSTOMER

Global sold a substantial portion of its products to one customer during 2003. Sales to this customer aggregated $75,475 (or 42% of total revenues) in 2003. In 2004, Global sold substantially all product through GEDG under its exclusive Distribution Agreement.

NOTE N — GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception on February 16, 1998 through December 31, 2004. The Company does not have an established source of revenues sufficient to cover its operating costs and, accordingly, there is substantial doubt about its ability to continue as a going concern.

In order to develop an established source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management is currently seeking outside funding through various sources, including through debt and/or the sale of equity in the Company. However, there is no guarantee that management will be successful in procuring any outside funding, or if such funding does become available, that such funding will be on terms acceptable to the Company.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 8A. Controls and Procedures.

The Company maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. The Company's Chief Executive and Chief Financial Officer are responsible for establishing and maintaining these procedures, and, as required by the rules of the SEC, evaluating their effectiveness. Based on their evaluation of the Company's disclosure controls and procedures which took place as of the end of the period covered by this Report, the Chief Executive and Chief Financial Officer believe that these procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company maintains a system of internal controls designed to provide reasonable assurance that transactions are executed in accordance with management's general or specific authorization and that transactions are recorded as necessary:

- to permit preparation of financial statements in conformity with generally accepted accounting principles, and
- to maintain accountability for assets.

Since the date of the most recent evaluation of the Company's internal controls by the Chief Executive and Chief Financial Officer, there have been no significant changes in such controls or in other factors that could have significantly affected those controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

Item 9. Directors and Executive Officers of the Registrant

The executive officers and members of the board of directors of the Company are as follows:

Name	Age	Position
Carlos J. Coe	47	Chief Executive Officer, Director
John R. Bailey	52	President, Chief Financial Officer, Chief Operating Officer, Secretary, Director
Thomas H. Hebert	65	Chief Technology Officer
Keith Glaze	43	Vice President — Operations
Henry M. Burkhalter	58	Director
Steven W. Fox	48	Director
David E. Webb	58	Director

Set forth below is information concerning the business experience of each executive officer and member of the board of directors of the Company:

CARLOS J. COE. Mr. Coe served as a director and Chief Executive Officer of the Company from September 2003 until his resignation on May 5, 2005. From September 2003 through December 2003, Mr. Coe served as the Company's President. From 2000 to 2003, Mr. Coe served as Chief Executive Officer and President of Anthony International, a manufacturer of glass doors systems for refrigerated display cases. From 1994 to 1999, Mr. Coe served as a Vice President of Whirlpool's worldwide air treatment business unit.

JOHN R. BAILEY. Mr. Bailey has served as a director and the Chief Financial Officer, Treasurer and Secretary of the Company since December 2003 and as the Company's President and Chief Operating Officer since March 2004. As of May 6, 2005, Mr. Bailey also serves as interim Chief Executive Officer until the Board of Directors elects a replacement. From December 2003 through March 2004, Mr. Bailey served as the Company's Executive Vice President. From 2002 through 2003, Mr. Bailey served as Managing Director — Corporate Finance for Holmes, Murphy & Associates, Inc. From 1988 through 2002, Mr. Bailey served as Senior Managing Director of Berkshire Partners, Inc., a private investment bank. Mr. Bailey has over twenty years experience with national and regional investment banking firms, and has served as an executive of both public and private companies, including his service from 2001 through 2002 as Chief Executive Officer and member of the board of directors of Warrior Resources, Inc., an oil and gas exploration and production company, and his service from 1998 through 2000 as Chief Financial Officer, Senior Vice President, Treasurer, Secretary and a member of the board of directors of USA Media Group, L.L.C., a company in the cable television industry.

THOMAS H. HEBERT. Mr. Hebert has served as the Company's Chief Technology Officer since March 2004. From October 2001 to March 2003, Mr. Hebert served as the Company's Vice President — Research and Development. Prior to that time, Mr. Hebert served its predecessor GEER in this capacity since February 1998. With over 32 years in the construction, HVACR and refrigeration industries, Mr. Hebert has invented and been the principal design engineer for numerous technologies, including several patented products. From June 1995 to September 1997, he served as Vice President of Engineering with Energy Technologies, Inc. Mr. Hebert has focused on product development, applications and manufacturing/production development, and has spent over twenty years in the development and research of his proprietary inventions. Mr. Hebert earned a BS in Physics and an M. SCI in Physical Chemistry from the University of South Florida, and is a Masters Candidate in Engineering.

KEITH GLAZE. Mr. Glaze was appointed Vice President — Operations in October 2001. From 1998 to October 2001, Mr. Glaze served its predecessor company, GEER, in this same capacity and in others. From 1997 to 1998, Mr. Glaze was an Executive Business Analyst with George S. May international, a consulting firm specializing in quality programs and process improvement. From 1989 to 1997, Mr. Glaze worked for York International in a variety of positions. From 1994 to 1997, Mr. Glaze served as the Regional Sales Manager with responsibility for inventory control and distribution for the Jacksonville, Florida region. Mr. Glaze has a BS degree in business administration from Trinity College. Mr. Glaze's employment by the company was terminated on January 7, 2005.

HENRY M. BURKHALTER. Mr. Burkhalter has served as a director of the Company since his election by the Company's Board of Directors in March 2004 to fill a vacancy that existed at the time of his election. This election was not a condition of the completion of the Financing Transaction. Mr. Burkhalter is President and Chief Executive Officer of Investsearch Capital, LLC, a venture capital company. From 2000 to 2001, Mr. Burkhalter served as Chief Operating Officer of WorldCom Wireless Solutions, Inc., a subsidiary of MCI, Inc. formerly known as WorldCom Inc. In 2002, WorldCom Wireless Solutions, Inc. filed a petition in bankruptcy. Prior to 2000, Mr. Burkhalter served as President and Chief Executive Officer of Wireless One, Inc., a company involved in the wireless cable and internet business. Mr. Burkhalter serves as a member of the board of directors of Wi-Lan Inc., a manufacturer of wireless communications equipment.

STEVEN W. FOX. Mr. Fox has served as a director of the Company since March 2004. Mr. Fox has served as the Chief Executive Officer and General Manager of Quest Capital Alliance, L.L.C., a private equity fund, since September 2000. Prior to that time, Mr. Fox served in a number of executive positions for Bank of America and Boatmen's Bank, and its affiliates. Mr. Fox serves as a member of the board of directors of Decorize, Inc.

DAVID E. WEBB. Mr. Webb has served as a director of the Company since his election by the Company's Board of Directors in March 2004 to fill a vacancy that existed at the time of his election. This election was not a condition of the completion of the Financing Transaction. Since March 1998, Mr. Webb has managed the investments of Webb Capital, L.L.C. From December 1996 to March 1998, Mr. Webb served as President and Chief Executive Officer of CS Wireless Systems, Inc., a wireless cable company.

The members of our Audit Committee are Henry M. Burkhalter, David E. Webb and Steven W. Fox. Our Board of Directors has determined that each member of the Audit

Committee is an "audit committee financial expert" as defined by SEC rules and that none of its members is an "independent director" as that term is defined by NASD Rule 4200. The Audit Committee was formed in April 2004. In April 2004, we adopted a Code of Conduct. The Code of Conduct sets forth ethical requirements for the Company's employees, officers and directors. The Company undertakes to supply without charge a copy of its Code of Conduct to any person that delivers a request for a copy to the Company's Secretary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These persons are required to provide us with copies of all Section 16(a) forms that they file. Based solely on our review of these forms or written representations from the executive officers and directors, the following persons failed to file on a timely basis Section 16(a) forms during fiscal year 2004 or prior fiscal years: GEAG failed to file on a timely basis Form 4's reflecting 8 transactions; Eugene Cornett failed to timely file Form 4's reflecting 27 transactions; John R. Bailey failed to file on a timely basis a Form 4 reflecting one transaction and a Form 3 representing one transaction; Henry M. Burkhalter and David E. Webb each failed to file on a timely basis Form 4's reflecting two transactions and a Form 3 representing one transaction; Carlos Coe failed to file on a timely basis a Form 4 reflecting one transaction; Quest Capital Alliance, L.L.C. and Steven Fox each failed to file on a timely basis a Form 3 reflecting one transaction.

Code of Ethics

A Code of Ethics of the Company has been adopted by the Company and is available on the website of the Company at www.gegsolutions.com.

Item 10. Executive Compensation

Summary Compensation Table. The following table sets forth the compensation earned by each person that served in 2004 as our Chief Executive Officer and the other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 2004 were in excess of $100,000. These persons are collectively referred to as the "Named Executive Officers."

In accordance with the rules of the Securities and Exchange Commission, the compensation described in the following table does not include medical insurance, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees. In addition, the compensation described in the following table may not include certain perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus disclosed in the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Long-Term Compensation Option Awards/SARs
Carlos J. Coe (1)	2004	—	—
Chief Executive Officer	2003	—	—

(1) Mr. Coe became an officer and director of the Company in September 2003 in connection with a loan by Global Energy Acquisition Group, L.L.C. to the Company. In connection with the Financing Transaction the Company entered into the Turnaround Services Agreement with Turnaround Specialists, L.L.C. as described above in Item 1 of this Report under the heading "Turnaround Services Agreement." Mr. Coe, as an affiliate of Turnaround Services, L.L.C., benefits from the payments made by the Company to Turnaround Specialists under the Turnaround Services Agreement. The Company did not directly compensate Mr. Coe for his services to the Company, except that Mr. Coe participated in the Company's employee benefit plans until May 5, 2005. On May 5, 2005, Mr. Coe resigned his positions with the Company, and the Turnaround Services Agreement was terminated.

Option Grants In Last Fiscal Year. There were no stock option grants made during the year ended December 31, 2004, to the Named Executive Officer.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. There were no options exercised during 2004 and options held on December 31, 2004 by our Named Executive Officers whose salary and bonus exceeded $100,000 for 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Options at Year-End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Carlos J. Coe						

Employment Arrangements. Until its termination on May 5, 2005, Mr. Coe and Mr. Bailey were compensated for their services as officers of the Company by Turnaround Specialists as described in Item 1 of this Report under the heading "Turnaround Services Agreement." In addition, until May 5, 2005 Mr. Coe participated in, and Mr. Bailey still participates in the Company's employee benefit plans.

Directors' Compensation

While the Board of Directors may change its policy in the future, the Company currently pays its directors no compensation for their service on the Company's board of directors or its committees, except that the Company reimburses its directors for any expenses associated with attending the meetings.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding the beneficial ownership of our Preferred Stock and our common stock as of May 6, 2005 for:

- each person who is known by us to beneficially own more than 5% of the outstanding shares of any class of our voting securities;
- each of our directors;
- each of our Named Executive Officers; and
- all of our directors and Named Executive Officers as a group.

The percentages of shares of the Company's common stock owned provided in the table is based on 13,870,708 shares of the Company's common stock outstanding as of May 6, 2005. The percentages of shares of Preferred Stock owned provided in the table is based on 4,953,615 shares of Preferred Stock outstanding as of May 6, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of the Company's common stock shown as beneficially owned by them. The determination of whether these persons have sole voting and investment power is based upon information provided by them. In computing an individual's beneficial ownership, the number of shares of the Company's common stock subject to warrants or options held by that person that are exercisable within 60 days of May 6, 2005, are also deemed outstanding and are shown in the column labeled "Warrants." These shares, however, are not deemed outstanding for the purpose of computing the beneficial ownership of any other person. Unless a footnote indicates otherwise, the address of each person listed below is c/o Global Energy Group, Inc., 5000 Legacy Drive, Suite 470, Plano, Texas 75024.

	Shares of Preferred Stock Beneficially Owned		Shares of Common Stock Beneficially Owned		
Name	Number (Series)	Percent	Number	Warrants	Percent
Global Energy Acquisition Group, L.L.C. (1) (8)	2,500,000(B)	50.5%	—	25,000,000	64.3%
Quest Capital Alliance, L.L.C. (2)(8)	571,014(A)	11.5	170,000	5,710,140	30.0
Neal S. Stubbs (3)	—	*	3,434,005	—	24.8
Thomas H. Hebert	—	*	1,456,205	—	10.5
Robert J. Smith (4) (8)	1,292,362(A)	26.1	—	12,923,620	48.2
Joseph H. Richardson (5) (8)	334,863(A)	6.8	—	3,348,630	19.4
Peter E. Toomey (6) (8)	255,376(A)	5.1	—	2,553,760	15.5
Carlos J. Coe (7)			—	1,700,000	10.9
John R. Bailey (7)	—	*	—	1,700,000	10.9
Henry M. Burkhalter (1)	—	*	—	—	*
David E. Webb (1)	—	*	—	—	*
Steven W. Fox (2)	—	*	—	—	*
Directors and Named Executive Officers as a group (6 persons)	3,071,014 —	62.0%	170,000	32,410,140	70.4%

* less than 1%

(1) David E. Webb and Henry M. Burkhalter, who are on Global's Board of Directors, are affiliated with, and control the disposition and voting of, the shares of the Company beneficially owned by Global Energy Acquisition Group, L.L.C.

(2) The address of Quest Capital Alliance, L.L.C. is 3140 E. Division Street, Springfield, Missouri 65802. Steven W. Fox, who is on Global's Board of Directors, is General Manager and a Principal of Quest. Mr. Fox controls the disposition and voting power of the shares of the Company's capital stock beneficially owned by Quest, and every action or transaction that benefits Quest directly or indirectly benefits Mr. Fox. This control of voting power, however, is subject to the Voting Trust Agreement referred to in footnote 8 to this table.

(3) The address of Neal S. Stubbs is 928 Oakfield Drive, Brandon, Florida 33551.

(4) The address of Robert J. Smith is 3865 Turtle Hatch Road, Springfield, Missouri 65809.

(5) The address of Joseph H. Richardson is 147 North Drive, Pittsburgh, PA 15238.

(6) The address of Peter E. Toomey is 119 Riding Trail Lane, Pittsburgh, PA 15215.

(7) Carlos J. Coe was, prior to his resignation on May 5, 2005, and John R. Bailey is an officer of the Company and on Global's Board of Directors. Each is affiliated with Turnaround Specialists, L.L.C. The shares indicated as being beneficially owned represent warrants held by Turnaround Specialists, L.L.C. to purchase 1,700,000 shares of Common Stock.

(8) The rights, limitations and preferences of each series of Preferred Stock are described in Item 1 of this Report under the heading "2004 Financing Transaction." The shares of Series A Preferred Stock are held subject to a Voting Trust Agreement, which is described in Item 1 of this Report under the heading "2004 Financing Transaction." With respect to matters to which the terms of the Voting Trust Agreement apply, for purposes of voting control Global Energy Acquisition Group, LLC possesses beneficial ownership of 100% of the outstanding shares of Preferred Stock.

Securities Authorized For Issuance Under Equity Compensation Plans

The Global Energy Group, Inc. 2001 Equity Incentive Plan, adopted by our Board of Directors effective as of September 1, 2001 and ratified by our stockholders in October 2001, and as amended and ratified by our stockholders in December 2002, covers up to 3,000,000 shares of our common stock. Such shares are issuable upon the exercise of stock options or as outright stock awards. The purpose of the Plan is to enable us to encourage eligible plan participants to contribute to our success by granting such individuals stock options or stock rewards. Options granted under the Plan may qualify as "incentive stock options" as defined in Section 422A of the Internal Revenue Code of 1986. The Board administers the Plan.

Subject to the express provisions of the Plan, the Board has the complete discretion and power to determine from among eligible persons those to whom options or stock awards may be granted, the option price, the number of shares of common stock to be granted and the recipients. Securities may be granted under the Plan from time to time until September 1, 2011, or such earlier date as may be determined by the Board.

Since the inception of the Plan and as of December 31, 2004, 1,025,000 shares of restricted stock have been issued under the Plan, and options covering a total of 1,232,977 shares have been granted. Of these options granted 950,477 have been forfeited, 95,000 shares have been issued upon the exercise of options granted under the Plan, and 187,500 options remain issued and outstanding, leaving 1,692,500 shares authorized to be issued under the Plan. The following table sets forth certain information regarding the plan as of December 31, 2004.

	(a)	(b)	(c)
Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensations Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved by Security Holders	187,500	$ 0.24	1,692,500
Equity Compensation Plans not Approved by Security Holders	—	—	—
Total	187,500	$ 0.24	1,692,500

Warrants and options to purchase the Company's stock may also be issued outside the Plan. During 2003 and 2004, the Company issued warrants to purchase an aggregate of up to 5,392,001 and 37,074,733 respectively, shares of its common stock as additional consideration to entities providing services and debt and equity financing to the Company. As of December 31, 2004 warrants outstanding cover an aggregate of 47,483,414 shares of common stock at exercise prices ranging from $0.10 to $0.30, with a weighted average exercise price of $0.20 per share.

Item 12. Certain Relationships and Related Transactions

2004 Financing Transaction

On January 30, 2004, the Company's board of directors approved and the Company completed the Financing Transaction, which is described in greater detail in Item 1 of this Report. As stated above in Item 1 of this Report, a majority of the ownership of GEAG also constitutes a majority of the ownership of GEDG. Every action or transaction that benefits GEAG and/or its owners will directly or indirectly benefit GEDG and/or its owners, and vice versa. Two members of the Company's board of directors, David E. Webb and Henry M. Burkhalter, are owners and controlling persons of GEAG and GEDG.

The holders of the outstanding shares of Series A Preferred Stock (the "Series A Holders"), the Company and GEAG have entered into a Voting Trust Agreement that, subject to certain exceptions, grants all voting rights in the Series A Preferred Stock to GEAG. Accordingly, GEAG as the trustee of the voting trust has the right to determine how the shares of Series A Preferred Stock will be voted in elections for directors and other matters brought before a vote of stockholders. The Series A Holders retain the right to direct the voting of the Series A Preferred Stock in certain matters, including in particular any change in the rights of holders of Series A Preferred Stock, any incurrence of additional indebtedness by the Company, and any authorization of any additional class or series of capital stock or any increase in the authorized capital of the Company. The Voting Trust Agreement terminates upon the consent by all the parties to terminate or at the time as there are no shares of Series A Preferred Stock subject to the Voting Trust Agreement.

In connection with loans made to the Company, GEAG required that the Company enter into a product distribution agreement with GEDG, an affiliate of GEAG. This agreement grants to GEDG exclusive product distribution rights (and, under certain circumstances, manufacturing rights). The one existing unaffiliated distributorship that was outstanding at the execution of the 2004 Financing Transaction has expired.

As a condition to the Financing Transaction, GEAG required that the Company enter into the Turnaround Services Agreement with Turnaround Specialists, L.L.C., as described above in Item 1. Turnaround Specialists is owned by Carlos J. Coe and John R. Bailey. All amounts paid by the Company to Turnaround Specialists will directly benefit Messrs. Coe and Bailey, who together own 100% of Turnaround Specialists. Mr. Coe and Mr. Bailey do not have any interest in, and is not otherwise affiliated with, GEAG or GEDG. In 2004, Turnaround Specialists earned $540,000 for services under the Turnaround Services Agreement. On May 5, 2005, Mr. Coe resigned his positions with the Company, and the Turnaround Services Agreement was terminated.

The Financing Transaction enabled the Company to satisfy amounts owed to the Series A Holders. Without the Financing Transaction the Company would have been unable to satisfy the indebtedness owed to Series A Holders. But for the Financing Transaction, the Series A Holders might have received little if any of the amounts owed them by the Company.

Other Transactions

Pursuant to an Investment Agreement between the Company and one of its principal stockholders, Mr. Robert Smith, the Company borrowed $410,000 from Mr. Smith in 2003 and issued to Mr. Smith, as additional consideration for lending such amounts to the Company, warrants to purchase up to 400,000 shares of our common stock at an exercise price of $1.00 per share and an additional 620,000 shares at an exercise price of $0.50 per share, in each case exercisable for three years from the date of issuance. The Company issued its short-term promissory notes with respect to the borrowed amounts, each bearing interest at 8% per annum and secured by a pledge of substantially all of the assets of the Company. To avoid a default under the notes, in January 2004 the Company issued new 90-day bridge notes in exchange for the old notes. The notes and the warrants described in this paragraph were cancelled as part of the Financing Transaction.

Pursuant to an Investment Agreement between the Company and another of its principal stockholders, Quest Capital Alliance, L.L.C., the Company borrowed $200,000 from Quest in 2003 and issued to Quest, as additional consideration for lending such amounts to the Company, warrants to purchase up to 400,000 shares of our common stock at an exercise price of $0.50 per share, in each case exercisable for three years from the date of issuance. The Company issued its short-term promissory notes with respect to the borrowed amounts, each bearing interest at 8% per annum and secured by a pledge of substantially all of the assets of the Company. To avoid a default under the notes, in January 2004 the Company issued new 90-day bridge notes in exchange for the old notes. The notes and the warrants described in this paragraph were cancelled as part of the Financing Transaction.

In 2003 the Company issued warrants to two of its officers, Joseph H. Richardson and Peter E. Toomey, covering 44,572 and 35,429 shares, respectively, as additional consideration for short-term loans to the Company in the amounts of $5,572 and $4,429, respectively, in each case at an exercise price of $1.00 per share for three years from the date of issuance. To avoid a default under the loans, in January 2004 the Company issued new 90-day bridge notes in exchange for the old notes. The notes and the warrants described in this paragraph were cancelled as part of the Financing Transaction.

The Company currently holds the exclusive rights to nine U.S. patents and five patent-pending applications pursuant to a series of agreements with the inventor of the underlying technologies. Under the terms of these agreements, the Company has the exclusive right to pursue commercial development of the patented technologies. These agreements are with Mr. Thomas Hebert, an officer and stockholder of the Company. Mr. Hebert is entitled to royalty payments from any sales of the products produced by the Company with the patented technologies. These payments are scheduled to begin in 2004 and are tied to the dollar amount of sales by the Company of products incorporating the patented technologies. The agreements also establish minimum royalty amounts, regardless of the level of sales, if any, required to be paid to Mr. Hebert beginning in 2005. Minimum Royalties do not begin until 2006 and are eliminated if the Company manufactures and sells the required number of products each year. No royalty payments are required after the underlying patents expire. In addition to making royalty payments, the Company must use reasonable efforts to generate income on each patent. Failure to comply with a patent assignment or license agreement could result in the loss of the Company's right to manufacture and sell products incorporating the patented technology. Most of these patents are essential to the Company's business plan, and loss of the rights to exploit these patents would seriously jeopardize the Company's existence.

Item 13. Exhibits and Reports on Form 8-K.

(a) Exhibits

The following exhibits are filed as part of this Report (exhibits marked have been previously filed with the Commission as indicated and are incorporated herein by this reference):

Exhibit No.	Description
3.1(8)	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated December 28, 2004, as filed in the office of the Secretary of State, State of Delaware on January 4, 2005.
3.2(7)	Amended Certificate of Incorporation dated December 31, 2002, as filed in the office of the Secretary of State, State of Delaware on January 6, 2003.
3.3(7)	Bylaws (As amended by the Company's Board of Directors on December 10, 2002).
4.1	Amended Certificate of Incorporation dated December 31, 2002, as filed in the office of the Secretary of State, State of Delaware on January 6, 2003 — See Exhibit 3.1.
4.2	Bylaws (As amended by the Company's Board of Directors on December 10, 2002) — See Exhibit 3.2.
4.3(7)	Global Energy Group, Inc. 2001 Equity Incentive Plan (as amended and ratified by the Company's stockholders on December 10, 2002)
4.4(5)	Certificate of Designation of 6% Redeemable Preferred Stock, Series A
4.5(5)	Certificate of Designation of 6% Redeemable Preferred Stock, Series B
4.6(5)	Form of certificate for Common Stock, $.001 par value per share
4.7(5)	Form of certificate for Series A Preferred Stock, $.001 par value per share
4.8(5)	Form of certificate for Series B Preferred Stock, $.001 par value per share
4.9(5)	Form Common Stock Purchase Warrant for persons purchasing shares of Series A Preferred Stock
4.10(5)	Form Common Stock Purchase Warrant for persons purchasing shares of Series B Preferred Stock in exchange for bridge notes
4.11(5)	Form Common Stock Purchase Warrant for persons purchasing shares of Series B Preferred Stock for cash
4.12(5)	Common Stock Purchase Warrant for Turnaround Specialists, L.L.C.
9.1(5)	Voting Trust Agreement among the Company, the holders of Series B Preferred Stock and the holders of Series A Preferred Stock
10.1(5)	Form of Series A Purchase Agreement dated as of January 30, 2004 between the Company and the purchasers of Series A Preferred Stock
10.2(5)	Series B Purchase Agreement dated as of January 30, 2004 between the Company and Global Energy Acquisition Group, L.L.C.
10.3(5)	Turnaround Services Agreement dated as of January 30, 2004 between the Company and Turnaround Specialists, LLC
10.4(1)	Employment agreement — Richardson
10.5(1)	Employment agreement — Toomey
10.6(1)	Proxy and Voting Agreement
10.7(2)	Investment Agreement dated March 30, 2002
10.8(2)	Registration Rights Agreement
10.9(2)	Agreement with the Technical Research and Development Authority
10.10(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 5,970,728
10.11(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,070,423

Exhibit No.	Description
10.12(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,116,048
10.13(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,167,715
10.14(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,237,359
10.15(3)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,442,903
10.16(3)	Investment Agreement dated October 2, 2002
10.17(6)	Investment Agreement dated January 30, 2003
10.18(7)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,460,358 B1
10.19(4)	Form of Promissory Note used in connection with loans to the Company from Global Energy Acquisition Group, L.L.C. (GEAG)
10.20(4)	Form of Stock Purchase Warrant issued as additional consideration for loans by GEAG to the Company
10.21(4)	Distribution Agreement dated September 26, 2003 with Global Energy Distribution Group, L.L.C. (GEDG)
10.22(4)	License Agreement dated September 26, 2003 with GEDG
10.23(8)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,820,420 B2
10.24(8)	Patent Assignment Agreement with Mr. Thomas Hebert — Patent No. 6,875,285 B2
21.1(1)	Subsidiaries of the Company
23.1(8)	Consent to use of Report of Independent Certified Public Accountants
31.1(8)	Certification of the Chief Executive Officer and Chief Financial Officer of Global required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1(8) #	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Previously filed; incorporated by reference as indicated.

(1) Incorporated by reference to the same-named exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001, as originally filed on April 11, 2002.

(2) Incorporated by reference to the same-named exhibit to the Company's Registration Statement on Form SB-2, Registration No. 333-86208, originally filed on April 12, 2002, as subsequently amended.

(3) Incorporated by reference to the same-named exhibit to the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 2001, as originally filed on November 26, 2002.

(4) Incorporated by reference to the same-named exhibit to the Company's Form 8-K, as originally filed on January 7, 2004.

(5) Incorporated by reference to the same-named exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as originally filed on April 14, 2004.

(6) Incorporated by reference to the same-named exhibit to the Company's Amended Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2002, as originally filed on February 14, 2003.

(7) Incorporated by reference to the same-named exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, as originally filed on April 14, 2003.

(8) Filed herewith.

Pursuant to Item 601(b)(32) of SEC Regulation S-K, these exhibits are furnished rather than filed with this Report.

(b) Reports on Form 8-K
Not applicable

Item 14. Principal Accountant Fees and Services

Baumann, Raymondo & Company served as our independent accountants for the year ended December 31, 2003, and is expected to serve in that capacity for the current year.

Principal Accountant Fees and Services. Aggregate fees billed for professional services rendered for the Company by Baumann, Raymondo & Company as of and for the years ended December 31, 2003 and 2004, were:

	2004(1)	2003(1)
Audit	$ 36,040	$ 48,138
Audit-Related	—	—
Tax	8,100	—
All Other	—	1,897
Total	44,140	50,035

(1) The aggregate fees included in "Audit" represent fees for the audit of the Company's annual financial statements and review of financial statements and statutory and regulatory filings or engagements. The aggregate fees included in all categories represent fees billed during the fiscal years.

Audit Fees. Audit fees were for professional services rendered in connection with audits and quarterly reviews of the consolidated financial statements of the Company, review of and preparation of consents for registration statements filed with the Securities and Exchange Commission, and for subsidiary statutory audits.

Audit-Related Fees. Audit related fees were for assurance and related services related to employee benefit plan audits and consultations regarding financial accounting and reporting standards.

Tax Fees. Tax fees related to services for tax compliance and consulting.

All Other Fees. All other fees were for employee benefit plan advisory services.

Audit Committee Pre-Approval Policies and Procedures. The Company's Audit Committee was formed in April 2004. At its regularly scheduled and special meetings, the Audit Committee of the Board of Directors expects to consider and pre-approve any audit and non-audit services to be performed by the Company's independent accountants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to the Annual Report on Form 10-KSB/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 8th day of June, 2005.

GLOBAL ENERGY GROUP, INC.

By: /s/ John R. Bailey
John R. Bailey
President, Chief Operating Officer
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-KSB/A has been signed by the following persons and on June 9, 2005.

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints David E. Webb and John R. Bailey, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-KSB, with all exhibits thereto, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES	TITLE	DATE
/s/ John R. Bailey John R. Bailey	President, Interim Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Secretary and Director (Principal Executive, Financial and Accounting Officer)	June 9, 2005
/s/ David E. Webb David E. Webb	Chairman of the Board	June 9, 2005
/s/ Henry M. Burkhalter Henry M. Burkhalter	Director	June 9, 2005
/s/ Steven Fox Steven Fox	Director	June 9, 2005

CORPORATE AND SHAREHOLDER INFORMATION

Directors

David E. Webb	Chairman of the Board, Global Energy Group, Inc. Managing Member, Horizon MC Group, L.L.C.
Henry M. Burkhalter	Managing Member, Horizon MC Group, L.L.C. Director, Wi-Lan, Inc.
Steven Fox	Chief Executive Officer and General Manager, Quest Capital Alliance, L.L.C., Director, Decorize, Inc.
James W. Majewski	Manager, CNI, L.L.C. wholly owned by the Cherokee Nation and the Company's contract manufacturer
John R. Bailey	Chief Financial Officer, Treasurer and Secretary, Global Energy Group, Inc.

Officers

Craig N. Kitchen	Chief Executive Officer and President
John R. Bailey	Chief Financial Officer, Treasurer and Secretary
Thomas Hebert	Chief Technology Officer
Michael A. Pajak	Controller and Chief Accounting Officer

Stock Listing
Our common stock is listed on the NASDAQ Bulletin Board Market under the ticker symbol GENG.

Stock Transfer Agent
Holladay Stock Transfer
2939 North 67th Place
Scottsdale, Arizona 85251

Form 10-KSB
Upon written request, we will provide Without charge, a copy of our Form 10-KSB for the fiscal year ended December 31, 2005. Requests should be directed to:

Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

Website
Our website is www.gegsolutions.com at which our corporate Code of Conduct and other materials are available.

Legal Counsel
Conner & Winters, LLP
211 North Robinson, Suite 1700
Oklahoma City, OK 73102

Accountants
Baumann, Raymondo & Company PA
405 North Reo Street, Suite 200
Tampa, Florida 33609

Annual Meeting of Shareholders
Shareholders are invited to attend our Annual Meeting on December 30, 2005 at 8:00 a.m. Central Time at our Corporate Office.